Filed Pursuant to Rule 424(b)(5),
Registration No. 333-109994

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 5, 2004)

$6,700,000,000

$600,000,000 of 3.60% First Mortgage Bonds due 2009
$500,000,000 of 4.20% First Mortgage Bonds due 2011
$1,000,000,000 of 4.80% First Mortgage Bonds due 2014
$3,000,000,000 of 6.05% First Mortgage Bonds due 2034
$1,600,000,000 of Floating Rate First Mortgage Bonds due 2006

We are offering a total of $6,700,000,000 aggregate principal amount of the first mortgage bonds referenced above, which we refer to collectively in this prospectus supplement as the “mortgage bonds.” We refer to the mortgage bonds that bear interest at a fixed rate as “fixed rate mortgage bonds” and we refer to the mortgage bonds that bear interest at variable rates as “floating rate mortgage bonds.” Interest on the fixed rate mortgage bonds will be payable semi-annually in arrears. Interest on the floating rate mortgage bonds will be payable quarterly in arrears and will be reset quarterly beginning on July 3, 2004.

After the effective date of our plan of reorganization, the mortgage bonds will be secured by a first lien, subject to permitted liens, on substantially all our real property and certain tangible personal property related to our facilities. The lien securing the mortgage bonds, however, may be released in certain circumstances, subject to certain conditions. Upon the release of the lien, the mortgage bonds will cease to be our secured obligations and will become our unsecured general obligations ranking pari passu with our other unsecured indebtedness.

If the effective date of our plan of reorganization does not occur on or before June 21, 2004, we must redeem all mortgage bonds at the redemption prices specified under “Description of the First Mortgage Bonds — Escrow of Proceeds and Mandatory Redemption.” Cash sufficient to effect this mandatory redemption of the mortgage bonds will be deposited into an escrow account on the closing date of this offering. After the effective date of our plan of reorganization, we may redeem the fixed rate mortgage bonds at our option at any time, in whole or in part, at the make whole redemption price specified under “Description of the First Mortgage Bonds — Optional Redemption,” and we may redeem the floating rate mortgage bonds at our option, in whole or in part, on October 3, 2004 and on any interest payment date after that date, at 100% of the principal amount of the floating rate mortgage bonds being redeemed, plus any accrued and unpaid interest.

There is no existing public market for the mortgage bonds. We do not intend to list the mortgage bonds on any securities exchange or any automated quotation system.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

      Investing in the mortgage bonds involves risks. See “Risk Factors”

beginning on page 1 of the accompanying prospectus.

		Underwriting	Proceeds, Before Other
	Public Offering Price	Commission	Expenses, to Us

Per 3.60% First Mortgage Bond due 2009	99.903%	0.600%	99.303%
Total for 3.60% First Mortgage Bonds due 2009	$599,418,000	$3,600,000	$595,818,000

Per 4.20% First Mortgage Bond due 2011	99.740%	0.625%	99.115%
Total for 4.20% First Mortgage Bonds due 2011	$498,700,000	$3,125,000	$495,575,000

Per 4.80% First Mortgage Bond due 2014	99.847%	0.650%	99.197%
Total for 4.80% First Mortgage Bonds due 2014	$998,470,000	$6,500,000	$991,970,000

Per 6.05% First Mortgage Bond due 2034	99.512%	0.875%	98.637%
Total for 6.05% First Mortgage Bonds due 2034	$2,985,360,000	$26,250,000	$2,959,110,000

Per Floating Rate First Mortgage Bond due 2006	100.000%	0.250%	99.750%
Total for Floating Rate First Mortgage Bonds due 2006	$1,600,000,000	$4,000,000	$1,596,000,000

From March 23, 2004, interest on the mortgage bonds will accrue and must be paid by the purchaser if the mortgage bonds are delivered after March 23, 2004. The mortgage bonds are expected to be delivered on or about March 23, 2004 through the book-entry facilities of The Depository Trust Company.

LEHMAN BROTHERS	UBS INVESTMENT BANK
CITIGROUP

BANC ONE CAPITAL MARKETS, INC.	CREDIT SUISSE FIRST BOSTON

ABN AMRO INCORPORATED	BARCLAYS CAPITAL	BNP PARIBAS	DEUTSCHE BANK SECURITIES

BNY CAPITAL MARKETS, INC.	BLAYLOCK & PARTNERS, L.P.	SIEBERT BRANDFORD SHANK & CO., LLC

MARCH 18, 2004.

      This prospectus supplement should be read in conjunction with the accompanying prospectus. You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the information incorporated by reference. Neither we nor any underwriter has authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Neither we nor any underwriter is making an offer to sell the mortgage bonds in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date thereof.

      In connection with this offering, certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the mortgage bonds, including stabilization transactions or the covering of short positions. For a description of these activities, see “Underwriting.”

      Unless otherwise indicated, when used in this prospectus supplement and the accompanying prospectus, the terms “we,” “our” and “us” refer to Pacific Gas and Electric Company and its subsidiaries, and the term “Corp” refers to our parent, PG&E Corporation.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the prospectus contain various forward-looking statements. These forward-looking statements can be identified by the use of words such as “assume,” “expect,” “intend,” “plan,” “project,” “believe,” “estimate,” “predict,” “anticipate,” “may,” “might,” “will,” “should,” “could,” “goal,” “potential” and similar expressions. We base these forward-looking statements on our current expectations and projections about future events, our assumptions regarding these events and our knowledge of facts at the time the statements are made. These forward-looking statements are subject to various risks and uncertainties that may be outside our control, and our actual results could differ materially from our projected results. These risks and uncertainties include, among other things:

•	the timing and resolution of any appeals that may be filed with respect to the approval by the California Public Utilities Commission, or the CPUC, of the settlement agreement it entered into with us on December 19, 2003, or the settlement agreement;

•	the timing and resolution of the pending appeals of the confirmation by the U.S. Bankruptcy Court for the Northern District of California, or the bankruptcy court, of our plan of reorganization that incorporates the settlement agreement, or our plan of reorganization;

•	whether the remaining conditions required to implement our plan of reorganization are satisfied;

•	the impact of current and future ratemaking actions of the CPUC, including the outcome of our 2003 general rate case;

•	prevailing governmental policies and legislative or regulatory actions generally, including those of the California legislature, the U.S. Congress, the CPUC, the Federal Energy Regulatory Commission, or the FERC, and the Nuclear Regulatory Commission with regard to allowed rates of return, industry and rate structure, recovery of investments and costs, acquisitions and disposals of assets and facilities, treatment of affiliate contracts and relationships, and operation and construction of facilities, among other factors;

•	the extent to which the CPUC or the FERC delays or denies recovery of our costs, including electricity purchase costs, from customers due to a regulatory determination that the costs were not reasonable or prudent or for other reasons;

•	the extent to which our residual net open position increases or decreases (our residual net open position is the amount of electricity we need to meet the electricity demands of our customers, plus applicable reserve margins, that is not satisfied from our own generation facilities, our existing electricity purchase contracts and the California Department of Water Resources electricity purchase contracts allocated to our customers);

•	weather, storms, earthquakes, fires, floods, other natural disasters, explosions, accidents, mechanical breakdowns and other events or hazards that affect demand, result in power outages, reduce generating output, or cause damage to our assets or operations or those of third parties on which we rely;

•	unanticipated changes in our operating expenses or capital expenditures;

•	the level and volatility of wholesale electricity and natural gas prices and supplies, and our ability to manage and respond to the levels and volatility successfully;

•	whether we are required to incur material costs or capital expenditures or curtail or cease operations at affected facilities to comply with existing and future environmental laws, regulations and policies;

•	increased competition as a result of the takeover by condemnation of our distribution assets, duplication of our distribution assets or service by local public utility districts, self-generation by our customers and other forms of competition that may result in stranded investment capital, decreased customer growth, loss of customer load and additional barriers to cost recovery;

ii

•	the extent to which our distribution customers switch between purchasing electricity from us and purchasing electricity from alternate energy service providers, thus becoming direct access customers, and the extent to which cities, counties and others in our service territory begin directly serving our customers or combine to form community choice aggregators;

•	the operation of our Diablo Canyon nuclear power plant, which exposes us to potentially significant environmental and capital expenditure outlays, and, to the extent we are unable to increase our spent fuel storage capacity by 2007 or find an alternative depository, the risk that we may be required to close our Diablo Canyon power plant and purchase electricity from more expensive sources;

•	acts of terrorism;

•	unanticipated population growth or decline, changes in market demand, demographic pattern or general economic and financial market conditions, including unanticipated changes in interest or inflation rates;

•	the outcome of pending litigation;

•	whether we are determined to be in compliance with all applicable rules, tariffs and orders relating to electricity and natural gas utility operations, and the extent to which a finding of non-compliance could result in customer refunds, penalties or other non-recoverable expenses;

•	actions of credit rating agencies after the effective date of our plan of reorganization; and

•	significant changes in our relationship with our employees, the availability of qualified personnel and the potential adverse effects if labor disputes were to occur.

For additional factors that could affect the validity of our forward-looking statements, you should read the section of the accompanying prospectus titled “Risk Factors.”

      You should read this prospectus supplement, the accompanying prospectus, the documents that we have filed as exhibits to the registration statement of which the accompanying prospectus is a part, and the documents that we refer to under the section of the accompanying prospectus titled “Where You Can Find More Information” completely and with the understanding that our actual future results could be materially different from what we currently expect. We qualify all our forward-looking statements by these cautionary statements. The forward-looking statements in this prospectus supplement speak only as of the date of this prospectus supplement. The forward-looking statements contained in the accompanying prospectus speak only as of the date of the prospectus. Except as required by applicable laws or regulations, we do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

iii

SUMMARY

      The following information supplements, and should be read together with, the information contained in the accompanying prospectus. This summary highlights some information from this prospectus supplement and the accompanying prospectus, but it may not contain all the information that may be important to you in deciding whether to purchase the mortgage bonds offered by this prospectus supplement. You should read this entire prospectus supplement, the accompanying prospectus and the information incorporated by reference into the accompanying prospectus carefully before purchasing any mortgage bonds.

Our Company

      We are a leading vertically integrated electricity and natural gas utility. We operate in northern and central California and are engaged in the businesses of electricity and natural gas distribution, electricity generation, electricity transmission, and natural gas transportation and storage. At December 31, 2003, our total assets were approximately $29.1 billion. Our weighted average rate base was approximately $14.5 billion during 2003.

      We have more customers than any other investor-owned utility in the United States. At December 31, 2003, we served approximately 4.9 million electricity distribution customers and approximately 3.9 million natural gas distribution customers in a service territory covering over 70,000 square miles. In 2003, we delivered approximately 80,156 gigawatt hours, or GWh, of electricity, which included approximately 8,978 GWh transmitted to direct access customers, and delivered approximately 804 billion cubic feet, or Bcf, of natural gas, which included approximately 525 Bcf of natural gas we did not purchase but which we transported on behalf of our customers. Our weighted average distribution rate base was approximately $9.8 billion during 2003.

      We own, operate and control an extensive hydroelectric system in northern and central California and the Diablo Canyon nuclear power plant located near San Luis Obispo, California. At December 31, 2003, our electricity generation portfolio consisted of approximately 6,420 megawatts, or MW, of owned generating capacity and approximately 5,450 MW of generating capacity under contract, for a combined generating capacity of approximately 11,870 MW. We are the largest non-governmental producer of hydroelectric power in the United States. Our weighted average generation rate base was approximately $1.6 billion during 2003.

      We own and operate an electricity transmission system that comprises most of the high-voltage electricity transmission lines and facilities in northern and central California. Our high-voltage transmission system consists of approximately 18,612 circuit miles of interconnected electricity transmission lines and support facilities. Our weighted average electricity transmission rate base was approximately $1.6 billion during 2003.

      We also own and operate a natural gas pipeline and storage system that is interconnected to all the major natural gas supply basins in western North America. This system consists of approximately 6,350 miles of transportation pipelines that extend from the California-Oregon border to the California-Arizona border. The backbone transportation system consists of a northern pipeline system with a delivery capacity of approximately 2.0 Bcf per day and a southern pipeline system with a delivery capacity of approximately 1.1 Bcf per day. Our weighted average natural gas transportation and storage rate base was approximately $1.5 billion during 2003.

The California Energy Crisis and Our Bankruptcy

      In 1998, the state of California implemented electricity industry restructuring and established a framework allowing generators and other power providers to charge market-based prices for electricity sold on the wholesale market. The implementing legislation also established a retail electricity rate freeze and a plan for recovering our generation-related costs that were expected to be uneconomic under the new market framework. State regulatory action further required us to divest a majority of our fossil fuel-fired generation facilities and made it economically unattractive to retain our remaining generation facilities. The resulting sales of generation facilities in turn made us more dependent on the newly deregulated wholesale electricity market.

      Beginning in May 2000, wholesale prices for electricity began to increase. Since our retail electricity rates remained frozen, we financed the higher costs of wholesale electricity by issuing debt and drawing on our credit facilities. Our inability to recover our electricity purchase costs from customers ultimately resulted in billions of dollars in defaulted debt and unpaid bills and caused us to file a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, or Chapter 11, on April 6, 2001. Pursuant to Chapter 11, we have retained control of our assets and are authorized to operate our business as a debtor-in-possession while subject to the jurisdiction of the bankruptcy court.

      In September 2001, we and Corp proposed a plan of reorganization that would have disaggregated our businesses. In April 2002, the CPUC, later joined by the Official Committee of Unsecured Creditors, proposed an alternate plan of reorganization that would not have disaggregated our businesses.

The CPUC Settlement Agreement

      On December 19, 2003, we, Corp and the CPUC entered into a settlement agreement that contemplates a new plan of reorganization to supersede the competing plans.

      In the settlement agreement, we and Corp agreed that we would remain a vertically integrated utility primarily under CPUC regulation. The settlement agreement allows for resolution of our Chapter 11 proceeding on terms that will permit us to emerge from Chapter 11 as an investment grade-rated company with investment grade-rated debt (at least Baa3 by Moody’s Investors Service, or Moody’s, and at least BBB- by Standard and Poor’s, or S&P), and pay in full all our valid creditor claims, plus applicable interest.

      The settlement agreement contains a statement of intent that it is in the public interest to restore us to financial health and to maintain and improve our financial health in the future to ensure that we are able to provide safe and reliable electricity and natural gas service to our customers at just and reasonable rates. The settlement agreement permits us to emerge from Chapter 11 as an investment grade entity by generally ensuring that we will have the opportunity to collect in rates reasonable costs of providing our utility service. The settlement agreement provides that our authorized return on equity will be no less than 11.22% per year and, except for 2004 and 2005, our authorized equity to capitalization ratio will be no less than 52% until Moody’s has issued us an issuer rating of not less than A3 or S&P has issued us a long-term issuer credit rating of not less than A–. The settlement agreement also establishes a $2.21 billion after-tax regulatory asset and allows for the recognition of an approximately $800 million after-tax regulatory asset related to generation assets. The settlement agreement and related decisions by the CPUC provide that our revenue requirement will be collected regardless of sales levels and that our rates will be timely adjusted to accommodate changes in costs that we incur.

Pending Proceedings

      On December 22, 2003, the bankruptcy court confirmed our plan of reorganization, fully incorporating the settlement agreement as a material and integral part of the plan. On January 5, 2004, the bankruptcy court denied a request for a stay of its confirmation order pending appeal and issued a decision approving the settlement agreement and overruling all objections to the confirmation of our plan of reorganization. Among other things, the bankruptcy court concluded that the CPUC was authorized to enter into the settlement agreement and to be bound by its terms. Following the bankruptcy court’s decision, the City of Palo Alto and the two CPUC commissioners who did not vote to approve the settlement agreement filed appeals of the bankruptcy court’s confirmation order with the U.S. District Court for the Northern District of California, or the District Court.

      The CPUC approved the settlement agreement in a decision issued on December 18, 2003. On January 20, 2004, various parties to the CPUC proceedings filed applications for rehearing of the CPUC’s decision, challenging, among other things, the CPUC’s authority to execute the settlement agreement which by its terms would bind future commissions and subject the CPUC to the continuing jurisdiction of the bankruptcy court to enforce the agreement. On March 16, 2004, the CPUC denied these applications for rehearing. One or more of the applicants may seek judicial review by filing a petition with either a California court of appeal or the California Supreme Court on or before April 15, 2004. The issues on review must be limited to the issues raised in the applications for rehearing and no new or additional evidence can be introduced. We believe that the issues that have been raised in opposition to the CPUC decision would not cause a California appellate court to modify or set aside the settlement agreement and that even if such action were taken, the settlement agreement, once embodied in a final federal bankruptcy confirmation order, should be binding on the parties as a matter of federal law.

      We have been advised that the two CPUC commissioners appealing the bankruptcy court’s confirmation order intend to file a motion in the District Court for a stay in order to refer certain issues to the California appellate courts for resolution. It is also possible that other parties who are appealing the bankruptcy confirmation order or who may seek review of the CPUC decision approving the settlement agreement may file in the federal or state courts a request for a stay or other interim relief against the confirmation order or the CPUC decision. We believe that there are not sufficient legal grounds for obtaining a stay or other interim relief, and that the courts should deny any such requests.

      Under applicable federal precedent, once our plan of reorganization has been “substantially consummated,” any pending appeals of the confirmation order should be dismissed. The sale of the mortgage bonds and the application of the proceeds from this offering, together with the other transactions our plan of reorganization contemplates will occur on the effective date of our plan of reorganization, should make the grant of effective relief by an appellate court impracticable, thereby rendering any appeal moot. However, on the closing date of this offering, our plan of reorganization will not yet be effective. As long as federal appeals of the confirmation order are still pending, there is a risk that a federal court, prior to “substantial consummation” of our plan, could stay, reverse or vacate the confirmation order and delay or prevent the effective date from occurring. As a result, we will deposit into an escrow account the gross proceeds from this offering, together with additional cash, sufficient to redeem the mortgage bonds if the effective date of our plan of reorganization does not occur on or before June 21, 2004.

Consummation of Our Plan of Reorganization

      Implementation of our plan of reorganization remains subject to certain of the conditions described in the section of the accompanying prospectus titled “Description of Our Plan of Reorganization — Conditions to the Effectiveness of Our Plan of Reorganization,” including the consummation of the sale of the mortgage bonds and final CPUC approval of the settlement agreement and the related rates and tariffs. Although CPUC approval of the settlement agreement and the related rates and tariffs may be subject to pending appeals or further right of appeal, we can satisfy the conditions requiring final CPUC approval by both us and Corp agreeing that approval on behalf of the CPUC, although subject to pending appeals or further right of appeal, constitutes final approval. We have received both issuer and mortgage bond prospective investment grade credit ratings from Moody’s and S&P. As a result, when we complete the sale of the mortgage bonds, we expect that our and Corp’s determination as to final CPUC approval of the settlement agreement and related rates and tariffs will be the sole remaining conditions to be satisfied or waived. Our plan of reorganization provides that the effective date will occur 11 business days after all conditions are satisfied or waived.

      Under our plan of reorganization, the effective date must occur by May 15, 2004, although we are currently targeting the week of April 12, 2004. If our plan of reorganization becomes effective on or about April 12, 2004, we expect that the amount of allowed claims and transaction costs that we will pay and deposits into escrow accounts for disputed claims that we will make will total approximately $10.4 billion (including approximately $799 million to be used to repurchase, redeem or otherwise satisfy certain pollution control bonds and pollution control bond-related reimbursement obligations). We expect to use the proceeds from this offering, approximately $1.1 billion from our credit facilities and approximately $2.6 billion from our cash on hand to make these payments.

      If, after our plan of reorganization has become effective and the proceeds of the offering of the mortgage bonds have been released to us and used to pay allowed claims in our Chapter 11 proceeding, and notwithstanding the federal precedent described above, the bankruptcy court’s confirmation order is subsequently overturned or modified, our ability to make payments on the mortgage bonds could be materially adversely affected.

Our Business Strengths

      As a leading vertically integrated electricity and natural gas utility, we have the following business strengths:

      Substantial Asset Base. At December 31, 2003, our total assets were approximately $29.1 billion, of which approximately $18.1 billion was net property, plant and equipment. We expect that our asset base will grow with future capital expenditures. As a regulated utility, our operating performance is tied to the size of our asset base. We believe that our substantial asset base will provide us with a stable source of revenue in the future.

      Extensive and Highly Attractive Service Territory. We provide electricity and/or natural gas distribution services in 48 of California’s 58 counties, which include most of northern and central California. We provide electricity and/or natural gas to approximately one out of every 20 people in the United States. Our service territory has a large and diversified economy with a gross domestic product of approximately $561 billion in 2002, equivalent to the twelfth largest economy in the world.

      Essential Service Provider. We perform an essential public service as the principal provider of electricity and natural gas distribution services, electricity transmission services and natural gas transportation services in our service territory. In addition, for almost all our residential customers and most of our commercial and industrial customers, there are few commercially feasible alternative service providers.

      Experienced Management Team and Employees. Our management and employees have substantial experience in the electricity and natural gas industries. We believe our management team’s and employees’ years of experience and expertise in managing our infrastructure contribute significantly to our success.

The Offering

Issuer	Pacific Gas and Electric Company

Mortgage Bonds	We are offering $600,000,000 aggregate principal amount of our 3.60% first mortgage bonds due 2009, $500,000,000 aggregate principal amount of our 4.20% first mortgage bonds due 2011, $1,000,000,000 aggregate principal amount of our 4.80% first mortgage bonds due 2014, $3,000,000,000 aggregate principal amount of our 6.05% first mortgage bonds due 2034 and $1,600,000,000 aggregate principal amount of our floating rate first mortgage bonds due 2006.

Our floating rate first mortgage bonds due 2006 will bear interest at the three-month London interbank offered rate, or LIBOR, plus 0.70% per year.

Interest Payment Dates	Interest on the fixed rate mortgage bonds will be payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 2004, and at maturity.

Interest on the floating rate mortgage bonds will be payable quarterly in arrears on January 3, April 3, July 3 and October 3 of each year, commencing on July 3, 2004, and at maturity and will be reset quarterly, beginning on July 3, 2004.

Ratings	The mortgage bonds are expected to be rated “Baa2” by Moody’s and “BBB” by S&P. Definitive debt ratings will not be assigned until the closing date of this offering. For additional information regarding these ratings, see “Ratings.”

Ranking and Security	After the effective date of our plan of reorganization, the mortgage bonds will be secured by a first lien, subject to permitted liens, on substantially all of our real property and certain tangible personal property related to our facilities. Approximately $2.5 billion of additional bonds, issued under the same indenture as the mortgage bonds and ranking pari passu with the mortgage bonds, will be issued on the effective date of our plan of reorganization to provide security for other obligations.

The lien may be released, however, in certain circumstances, subject to certain conditions. For additional information relating to the release of the lien of the indenture, see “Description of the First Mortgage Bonds — Discharge of Lien; Release Date.” Upon the release of the lien, the mortgage bonds and any other bonds that are issued under the indenture will cease to be our secured obligations and will become our unsecured general obligations ranking pari passu with our other unsecured indebtedness.

Escrow of Proceeds, Mandatory Redemption and Use of Proceeds	On the closing date of this offering, our plan of reorganization will not yet be effective. Therefore, on the closing date of this offering, we will deposit into an escrow account:

• cash in an amount equal to the aggregate principal amount of the mortgage bonds;

• cash in an amount equal to the amount of interest that will accrue on the mortgage bonds to but not including the date of mandatory redemption; and

• cash sufficient to pay the redemption premiums of 1.00% on the 3.60% first mortgage bonds due 2009, 2.00% on the 4.20% first mortgage bonds due 2011, 2.00% on the 4.80% first mortgage bonds due 2014, 3.00% on the 6.05% first mortgage bonds due 2034 and 1.00% on the floating rate first mortgage bonds due 2006.

The amounts deposited into the escrow account will be released to us only if and when our plan of reorganization becomes effective, in which case we will use the funds to pay allowed claims under our plan of reorganization. If the effective date of our plan of reorganization does not occur on or before June 21, 2004, the amounts deposited into the escrow account will be used to redeem all the mortgage bonds on June 23, 2004 at redemption prices equal to the principal amount of the mortgage bonds, plus accrued and unpaid interest from the closing date of this offering to but not including the date of mandatory redemption and the redemption premium on the applicable series of mortgage bonds.

Optional Redemption of the Fixed Rate Mortgage Bonds	After the effective date of our plan of reorganization, we may redeem each series of fixed rate mortgage bonds at any time prior to maturity, in whole or in part, at our option, at the redemption prices described under “Description of the First Mortgage Bonds — Optional Redemption.”

Optional Redemption of the Floating Rate Mortgage Bonds	After the effective date of our plan of reorganization, we may redeem the floating rate mortgage bonds, in whole or in part, at our option, on October 3, 2004 and on any interest payment date after that date. The redemption price will be 100% of the principal amount of the floating rate mortgage bonds being redeemed, plus any accrued and unpaid interest to but not including the redemption date.

Additional Senior Bonds	Before the release of the lien of the indenture, we may issue additional senior bonds under the indenture only in amounts not exceeding 66 2/3% of the net amount of property additions and only if net income for a recent 12-month period is not less than two times our total annual interest requirements for the senior bonds taking into account the proposed interest on the additional senior bonds and for certain other senior secured debt. See “Description of the First Mortgage Bonds — Issuance of Additional Senior Bonds Prior to the Release Date.”

Covenants	We will issue the mortgage bonds under an indenture containing covenants that will limit our ability to, among other things:

• merge or consolidate with another entity; and

• convey, lease or otherwise transfer all or substantially all of our assets.

In addition, if the mortgage bonds become unsecured obligations, the indenture will limit our and our significant subsidiaries’ ability to incur secured debt and enter into sale and leaseback transactions.

These covenants are subject to the qualifications and exceptions described under “Description of the First Mortgage Bonds — Restrictions on Liens and Sale and Leaseback Transactions” and “— Consolidation, Merger and Transfer of Mortgaged Property.”

Discharge of Mortgage Bonds	We will be deemed to have paid and will be discharged from any and all obligations for the mortgage bonds of a particular series if we take the required actions to discharge the mortgage bonds of that series.

Book-Entry, Delivery and Form	We will initially issue the mortgage bonds in the form of one or more global bonds for each series. On the closing date, we will deposit each global bond with, or for the account of, and we will register each global bond in the name of, The Depository Trust Company, or DTC, or its nominee. You may hold your beneficial interests in a global bond directly through DTC or indirectly through organizations that are participants in the DTC system.

Trustee	BNY Western Trust Company.

Governing Law	The indenture and the mortgage bonds will be governed by the laws of California.

Listing	The mortgage bonds will not be listed on any securities exchange or any automated quotation system.

Risk Factors	Purchase of the mortgage bonds involves risks and uncertainties. You should carefully consider the information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus, including each of the factors described in the section of the accompanying prospectus titled “Risk Factors,” before deciding whether to purchase any mortgage bonds.

Summary Consolidated Financial Data

      The following table presents our summary consolidated financial data for the years ended December 31, 2003, 2002 and 2001. We derived the summary consolidated financial data for the years ended December 31, 2003, 2002 and 2001 from our audited consolidated financial statements included in the accompanying prospectus. Our historical operating results are not necessarily indicative of future operations. The data below should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements included in the accompanying prospectus, the notes to those financial statements and the section of the accompanying prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,

	2003	2002	2001

	(dollars in millions)
Consolidated Statements of Operations Data:
Operating revenues:
Electricity	$7,582	$8,178	$7,326
Natural gas	2,856	2,336	3,136

Total operating revenues	10,438	10,514	10,462
Operating expenses:
Depreciation, amortization and decommissioning	1,218	1,193	896
Other operating expenses	6,881	5,408	7,088

Total operating expenses	8,099	6,601	7,984

Operating income	2,339	3,913	2,478
Interest expense(1)	(953)	(988)	(974)
Other income	66	72	107
Income tax provision	(528)	(1,178)	(596)

Net income from continuing operations	$924	$1,819	$1,015

Other Data (unaudited):
Ratio of earnings to fixed charges(2)	2.51x	3.91x	2.58x
EBITDA(3)	$3,623	$5,178	$3,481

	December 31,

	,
	2003	2002

	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,979	$3,343
Restricted cash	403	150
Working capital	3,555	3,399
Net property, plant and equipment	18,102	16,978
Total assets	29,066	27,593
Debt, classified as current	600	571
Long-term debt	2,431	2,739
Rate reduction bonds (excluding current portion)	870	1,160
Liabilities subject to compromise	9,502	9,408
Preferred securities with mandatory redemption provisions	137	137
Shareholders’ equity	$5,089	$4,194

(1)	Interest expense includes non-contractual interest expense of $131 million, $149 million and $164 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(2)	For the purpose of computing ratios of earnings to fixed charges, “earnings” represent net income adjusted for income taxes and net fixed charges. “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases and the amount of earnings required to cover the preferred securities distribution requirements of our wholly owned trust.

(3)	EBITDA is defined as income before provision for income taxes, interest expense and depreciation, amortization and decommissioning. We believe that EBITDA provides a comparative measure for operating performance and is a standard measure commonly reported and widely used by analysts, investors and other parties as an indication of our ability to service our debt. EBITDA is not intended to represent net cash provided by operating activities and should not be considered as an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity. EBITDA is not a measurement of operating performance computed in accordance with accounting principles generally accepted in the United States of America, or GAAP, and it should not be considered a substitute for operating income or cash flows from operations prepared in conformity with GAAP. Our method of computation may or may not be comparable to other similarly titled measures used by other companies.

EBITDA is calculated from net income from continuing operations (which we believe to be the most directly comparable financial measures calculated in accordance with GAAP). Set forth below is a reconciliation of EBITDA to both net income from continuing operations and net cash provided by operating activities.

	Year Ended December 31,

	2003	2002	2001

	(in millions)
Net income from continuing operations	$924	$1,819	$1,015
Adjustments to reconcile EBITDA to net income from continuing operations:
Depreciation, amortization and decommissioning	1,218	1,193	896
Interest expense	953	988	974
Income tax provision	528	1,178	596

EBITDA	$3,623	$5,178	$3,481
Adjustments to reconcile EBITDA to net cash provided by operating activities:
Cash paid for interest	(773)	(1,105)	(361)
Cash (paid) refunded for taxes	(648)	(1,186)	556
Reversal of Independent System Operator accrual	—	(970)	—
Change in deferred charges and other non-current liabilities	581	102	(954)
Change in working capital (other than income taxes payable)	(653)	363	2,379
Payments authorized by bankruptcy court	(87)	(1,442)	(16)
Other, net	(73)	194	(320)

Net cash provided by operating activities	$1,970	$1,134	$4,765

Proposed Treatment of the Regulatory Asset

      As a result of recent events, including, but not limited to, recent actions taken by Moody’s and S&P to prospectively rate the mortgage bonds and us as investment grade and the denial of the applications for rehearing by the CPUC discussed above, we anticipate that we will meet the applicable accounting criteria necessary to record at March 31, 2004 the approximate $5 billion of pre-tax regulatory assets discussed in Note 2 to our December 31, 2003 consolidated financial statements.

USE OF PROCEEDS

      On the closing date of this offering, our plan of reorganization will not yet be effective. Therefore, on the closing date, we will deposit into an escrow account:

•	cash in an amount equal to the aggregate principal amount of the mortgage bonds;

•	cash in an amount equal to the amount of interest that will accrue on the mortgage bonds to but not including the date of mandatory redemption; and

•	cash sufficient to pay the mandatory redemption premiums on the mortgage bonds.

      The amounts deposited into the escrow account will be released to us only if and when our plan of reorganization becomes effective, in which case we will use these funds to pay allowed claims under our plan of reorganization. While in the escrow account, these amounts may be invested in institutional money market funds, U.S. government money market funds and/or U.S. treasury money market funds that are rated “Aaa” by Moody’s and “AAAm” by S&P.

      If the effective date of our plan of reorganization does not occur on or before June 21, 2004, the amounts deposited into the escrow account will be used to redeem all the mortgage bonds on June 23, 2004 at redemption prices equal to the principal amount of the applicable series of mortgage bonds, plus accrued and unpaid interest from the closing date of this offering to but not including the date of mandatory redemption and the redemption premium on the applicable series of mortgage bonds.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents, long-term debt classified as current, and total capitalization as of December 31, 2003 on an actual basis and on an as adjusted basis to reflect the receipt of the proceeds from this offering, draws on our accounts receivable and other credit facilities, the payment of expenses associated with these financings and the payment of or provision for allowed claims under our plan of reorganization.

      The information in this table should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements included in the accompanying prospectus, the notes to those financial statements and the sections of the accompanying prospectus titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” See also “Description of Other Indebtedness.”

	As of December 31, 2003

	Actual	As Adjusted

	(in millions)
Cash and cash equivalents(1)(2)(3)	$2,979	$69

Long-term debt, classified as current:
Current portion of long-term debt(2)	$310	$—
Current portion of rate reduction bonds	290	290

Total long-term debt, classified as current	$600	$290

Capitalization
Financing under long-term credit facilities(4)	$—	$1,134
Long-term debt	2,431	7,514
Rate reduction bonds	870	870
Financing debt subject to compromise(5)	5,603	—
Preferred securities with mandatory redemption provisions(3)	137	127
Shareholders’ equity(6)	5,089	5,089

Total capitalization	$14,130	$14,734

(1)	Excludes restricted cash of $403 million in Actual December 31, 2003 balance. Restricted cash is expected to increase approximately $1.8 billion to reflect amounts deposited in escrow for disputed claims.

(2)	On March 1, 2004, we made an approximately $310 million principal payment on maturing first and refunding mortgage bonds.

(3)	We will make a sinking fund payment of approximately $10 million on the effective date of our plan of reorganization.

(4)	We have established credit and accounts receivable facilities for the purpose of funding operating expenses and seasonal fluctuations in working capital and providing letters of credit, as well as term loan and reimbursement facilities to fund the repurchase, redemption or satisfaction of certain pollution control bonds and pollution control bond-related reimbursement obligations. We expect to use approximately $335 million from revolving credit or accounts receivable facilities and $799 million from the term loan and reimbursement facilities to pay allowed claims under our plan of reorganization. For more information regarding our credit and accounts receivable facilities, see “Description of Other Indebtedness” and the section of the accompanying prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Financial Resources.”

(5)	Excludes amounts owed to trade creditors subject to compromise of approximately $3.9 billion at December 31, 2003.

(6)	Shareholders’ equity does not include any adjustments that might be required to record the $2.21 billion after-tax regulatory asset and the additional after-tax regulatory asset of approximately $800 million related to electricity generation assets. We anticipate that we will meet the applicable accounting criteria necessary to record at March 31, 2004 these regulatory assets. The $2.21 billion after-tax regulatory asset will be reduced for any refund, claim offsets or other credits we receive prior to its recognition.

DESCRIPTION OF THE FIRST MORTGAGE BONDS

      The first mortgage bonds represent five series of the senior secured bonds, or senior bonds, described under the section of the accompanying prospectus titled “Description of the Senior Secured Bonds.” The following information concerning the first mortgage bonds should be read in conjunction with the statements under “Description of the Senior Secured Bonds,” which the following information supplements and, in the event of any inconsistencies, supersedes. The following information does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the terms of the indenture of mortgage, dated as of March 11, 2004, between us and BNY Western Trust Company, as trustee, and the first supplemental indenture thereto, including the forms of the first mortgage bonds. We refer to the indenture of mortgage, as supplemented and to be supplemented by various supplemental indentures, as the “indenture.” The indenture is described in the accompanying prospectus and has been filed as an exhibit to the registration statement of which the accompanying prospectus is a part.

      In this section, references to “we,” “our,” “ours” and “us” refer only to Pacific Gas and Electric Company and not to any of its direct or indirect subsidiaries or affiliates except as expressly provided.

General

      We are offering:

•	$600,000,000 aggregate principal amount of 3.60% first mortgage bonds due 2009;

•	$500,000,000 aggregate principal amount of 4.20% first mortgage bonds due 2011;

•	$1,000,000,000 aggregate principal amount of 4.80% first mortgage bonds due 2014;

•	$3,000,000,000 aggregate principal amount of 6.05% first mortgage bonds due 2034; and

•	$1,600,000,000 aggregate principal amount of floating rate first mortgage bonds due 2006.

      We refer to these first mortgage bonds collectively as the mortgage bonds. We refer to the mortgage bonds that bear interest at a fixed rate as fixed rate mortgage bonds and we refer to the mortgage bonds that bear interest at variable rates as floating rate mortgage bonds.

      The mortgage bonds will be issued in fully registered form only, without coupons. Each mortgage bond will be issued initially as a global bond in book-entry form and deposited with, or for the account of, The Depository Trust Company, or DTC, as securities depositary, or with the trustee on behalf of DTC. Except as set forth below under “— Book-Entry System; Global Bonds,” the mortgage bonds will not be issuable in certificated form. The authorized denominations of the mortgage bonds will be $1,000 and integral multiples thereof.

      After the effective date of our plan of reorganization, the indenture will constitute a first lien, subject to permitted liens, on substantially all of our real property and certain tangible personal property related to our facilities. See “— Lien of the Indenture.” The lien securing the mortgage bonds may be released in certain circumstances, subject to certain conditions. Upon the release of the lien, the mortgage bonds will cease to be our secured obligations and will become our unsecured general obligations ranking pari passu with our other unsecured indebtedness. See “— Discharge of Lien; Release Date.” The mortgage bonds will be entitled to the benefit of the indenture equally and ratably with all other senior bonds issued under the indenture.

      The indenture does not limit the amount of debt that we may issue under it. In addition, we may, from time to time and without the consent of the holders of the senior bonds, create and issue additional senior bonds of a series having the same ranking, interest rate, maturity and other terms as a series of senior bonds, except for the issue price, issue date and, in some cases, the first interest payment date. Any additional senior bonds having these similar terms will, together with the applicable series of senior bonds, constitute a single series of senior bonds under the indenture. However, prior to the date the lien of the indenture is released, or the release date, we may issue additional senior bonds under the indenture only on the basis of, and to the extent we have available, property additions, retired senior bonds and cash. In addition, prior to the release date, we may issue additional senior bonds under the indenture only if our net income for 12 consecutive calendar months during a specified period prior to the issuance of those senior bonds has not been less than two times the annual interest requirements for the senior bonds taking into account the proposed interest on the additional senior bonds and for certain other senior secured debt. See “— Issuance of Additional Senior Bonds Prior to the Release Date.”

      We will pay principal and interest on the mortgage bonds, register the transfer of mortgage bonds and exchange the mortgage bonds at our office or agency maintained for that purpose (which initially will be the office of the trustee located at 550 Kearny Street, Suite 600, San Francisco, California, 94108, Attention: Corporate Trust Administration). So long as the mortgage bonds are represented by global bonds, the interest payable on the mortgage bonds will be paid to Cede & Co., the nominee of DTC, or its registered assigns, as the registered owner of such global bonds, by wire transfer of immediately available funds on each of the applicable interest payment dates. If any of the mortgage bonds are no longer represented by a global bond, we have the option to pay interest by check mailed to the address of the person entitled to the interest or by wire transfer to registered holders of at least $10 million in principal amount of mortgage bonds at the place and to the account designated by those holders in writing to the trustee at least 16 days prior to the date for payment. No service charge will be made for any transfer or exchange of mortgage bonds, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable.

Maturities, Interest Rates and Interest Payment Dates

      Unless earlier redeemed:

•	the 3.60% first mortgage bonds due 2009 mature on March 1, 2009;

•	the 4.20% first mortgage bonds due 2011 mature on March 1, 2011;

•	the 4.80% first mortgage bonds due 2014 mature on March 1, 2014;

•	the 6.05% first mortgage bonds due 2034 mature on March 1, 2034; and

•	the floating rate first mortgage bonds due 2006 mature on April 3, 2006.

      Interest on the mortgage bonds will be payable in U.S. dollars at:

•	the fixed rate of 3.60% per annum with respect to the first mortgage bonds due 2009;

•	the fixed rate of 4.20% per annum with respect to the first mortgage bonds due 2011;

•	the fixed rate of 4.80% per annum with respect to the first mortgage bonds due 2014;

•	the fixed rate of 6.05% per annum with respect to the first mortgage bonds due 2034; and

•	a variable rate based on the three-month LIBOR, plus 0.70%, reset quarterly, beginning on July 3, 2004, with respect to the floating rate first mortgage bonds due 2006.

      Interest on the mortgage bonds will:

•	with respect to fixed rate mortgage bonds, accrue from and including March 23, 2004 to and excluding the first interest payment date and then from, and including, the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date or the maturity date;

•	with respect to fixed rate mortgage bonds, be computed for each interest period on the basis of a 360-day year consisting of twelve 30-day months and for any period less than a full month, on the basis of the actual number of days elapsed during that period;

•	with respect to floating rate mortgage bonds, be computed on the basis of the actual number of days in an interest period and a 360-day year;

•	with respect to fixed rate mortgage bonds, be payable semi-annually in arrears on March 1 and September 1 of each year, commencing September 1, 2004 and at maturity, to the holders of record at the close of business on the preceding February 15 and August 15, respectively (except that interest that we pay on the maturity date will be payable to the person to whom the principal will be payable);

•	with respect to floating rate mortgage bonds, be payable quarterly in arrears on January 3, April 3, July 3 and October 3 of each year, commencing July 3, 2004 and at maturity, to the holders of record at the close of business on the preceding December 15, March 15, June 15 and September 15, respectively (except that interest that we pay on the maturity date will be payable to the person to whom the principal will be payable); and

•	originally accrue from, and include, the date of initial issuance.

      If any interest payment date with respect to a fixed rate mortgage bond or the maturity date of any fixed rate mortgage bond falls on a day that is not a business day, the related payment of principal or interest will be made on the next succeeding business day as if made on the day the payment was due. No interest will accumulate on the amount payable for the period from and after that interest payment date or maturity date.

      If any interest payment date with respect to a floating rate mortgage bond falls on a day that is not a business day, the related payment of interest will be made on the next succeeding business day as if made on the day the payment was due, unless the interest payment date falls in the next succeeding calendar month in which case the interest payment date will be the immediately preceding business day. If the maturity date of any floating rate mortgage bond falls on a day that is not a business day, the related payments of principal, premium, if any, and interest may be made on the next succeeding business day, and no additional interest will accumulate on the amount payable for the period from and after the maturity date.

      When we use the term “business day,” we mean any day except a Saturday, a Sunday or a legal holiday in the City of New York on which banking institutions are authorized or required by law, regulation or executive order to close; provided, with respect to determinations with respect to floating rate mortgage bonds, that the day is also a London business day. “London business day” means any day on which dealings in United States dollars are transacted in the London interbank market.

      Interest on the floating rate mortgage bonds will accrue from, and including March 23, 2004, to and excluding, the first interest payment date and then from, and including, the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date or the maturity date, as the case may be. We refer to each of these periods as an “interest period.” The amount of accrued interest that we will pay for any interest period can be calculated by multiplying the face amount of the applicable floating rate mortgage bond by an accrued interest factor. This accrued interest factor is computed by adding the interest factor calculated for each day from March 23, 2004, or from the last date we paid interest to you, to the date for which accrued interest is being calculated. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360.

      The interest rate on the floating rate mortgage bonds will be calculated by the calculation agent appointed by us. The interest determination date for an interest period will be the second London business day preceding the interest reset date. The interest reset dates are the dates on which the interest rates on the floating rate mortgage bonds will be reset, which are the same as the interest payment dates. Promptly upon determination of the interest rate, the calculation agent will inform the trustee of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent will be binding and conclusive on the holders of the floating rate mortgage bonds.

      “LIBOR” will be determined by the calculation agent in accordance with the following provisions:

•	With respect to any interest determination date, LIBOR will be the rate for deposits in United States dollars having a maturity of three months for a period commencing on the second London business day immediately following the interest determination date in amounts not less than $1 million, as that rate appears on Moneyline Telerate Page 3750 as of 11:00 a.m., London time, on that interest determination date. If no rate appears, then LIBOR, in respect to that interest determination date, will be determined in accordance with the provisions described in the following bullet point.

•	With respect to an interest determination date on which no rate appears on Moneyline Telerate Page 3750, as specified in the bullet point above, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the calculation agent

(after consultation with us), to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the second London business day immediately following the interest determination date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount equal to an amount not less than $1 million that is representative for a single transaction in United States dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean (rounded, if necessary, to the nearest one-hundred-thousandth of a percentage point (0.000001%) with five-millionths of a percentage point (0.0000005%) rounded upwards) of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean (rounded, if necessary, to the nearest one-hundred- thousandth of a percentage point (0.000001%) with five-millionths of a percentage point (0.0000005%) rounded upwards) of the rates quoted at approximately 11:00 a.m., in the City of New York, on the interest determination date by three major banks in the City of New York selected by the calculation agent (after consultation with us) for loans in United States dollars to leading European banks, having a three-month maturity commencing on the second London business day immediately following the interest determination date and in a principal amount equal to an amount not less than $1 million that is representative for a single transaction in United States dollars in that market at that time; provided, however, that if the banks selected by the calculation agent are not providing quotations in the manner described by this sentence, LIBOR determined as of that interest determination date will be LIBOR in effect on that interest determination date.

      “Moneyline Telerate Page 3750” means the display designated as “Page 3750” on Moneyline Telerate, or any successor service, for purpose of displaying the London interbank rates of major banks for United States dollars.

Escrow of Proceeds and Mandatory Redemption

          Escrow of Proceeds

      At the time of the closing of the offering of the mortgage bonds, our plan of reorganization will not yet be effective. Therefore, on or prior to the closing of the offering of the mortgage bonds, we will enter into an escrow agreement with BNY Western Trust Company, as escrow agent, pursuant to which we will deposit into an escrow account:

•	cash in an amount equal to the aggregate principal amount of the mortgage bonds;

•	cash in an amount equal to the amount of interest that will accrue on the mortgage bonds to but not including the date of mandatory redemption, which date is June 23, 2004; and

•	cash sufficient to pay the redemption premiums of:

•	1.00% on the aggregate principal amount of the 3.60% first mortgage bonds due 2009;

•	2.00% on the aggregate principal amount of the 4.20% first mortgage bonds due 2011;

•	2.00% on the aggregate principal amount of the 4.80% first mortgage bonds due 2014;

•	3.00% on the aggregate principal amount of the 6.05% first mortgage bonds due 2034; and

•	1.00% on the aggregate principal amount of the floating rate first mortgage bonds due 2006.

      We will only be entitled to direct the escrow agent to release the amounts deposited into the escrow account in accordance with the provisions of the escrow agreement. Pursuant to the escrow agreement, the escrow agent will release the escrowed proceeds upon receipt of an instruction certificate signed by us certifying that all conditions to effectiveness of our plan of reorganization have been satisfied or waived and that the effective date of our plan of reorganization has occurred. Upon release, we will use the funds deposited in the escrow account to pay allowed claims under our plan of reorganization.

          Mandatory Redemption

      If the effective date of our plan of reorganization does not occur on or before June 21, 2004, the amounts deposited into the escrow account will be used to redeem all the mortgage bonds on June 23, 2004 at redemption prices equal to the principal amount of the mortgage bonds, plus accrued and unpaid interest from the closing date to but not including the date of mandatory redemption plus the redemption premiums described above. A conditional notice of redemption will be given in writing, mailed first-class postage prepaid, to each holder of mortgage bonds at the holder’s registered address, not less than seven days nor more than 30 days prior to the date of mandatory redemption, but only if the effective date of our plan of reorganization has not occurred on or by the date of mailing.

Optional Redemption

Fixed Rate Mortgage Bonds

      After the effective date of our plan of reorganization, we may redeem fixed rate mortgage bonds of any series at any time prior to maturity, in whole or in part, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the applicable series of fixed rate mortgage bonds to be redeemed; or

•	as determined by an independent investment banker, the sum of the present values of the remaining scheduled payments of principal and interest on the applicable series of fixed rate mortgage bonds to be so redeemed (not including any portion of the payments of interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, plus:

•	0.15% in the case of the 3.60% first mortgage bonds due 2009 to be so redeemed;

•	0.15% in the case of the 4.20% first mortgage bonds due 2011 to be so redeemed;

•	0.20% in the case of the 4.80% first mortgage bonds due 2014 to be so redeemed; and

•	0.25% in the case of the 6.05% first mortgage bonds due 2034 to be so redeemed;

plus, in all of the above cases, accrued and unpaid interest on the principal amount of the applicable series of fixed rate mortgage bonds being redeemed to but not including the redemption date.

      For these purposes:

•	“adjusted treasury rate” means, with respect to any optional redemption date for a series of fixed rate mortgage bonds:

•	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519) Selected Interest Rates” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities” for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life, yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the adjusted treasury rate will be interpolated or extrapolated from the yields on a straight line basis, rounding to the nearest month); or

•	if the release (or any successor publication) is not published during the week preceding the calculation date or does not contain these yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for the redemption date.

•	“comparable treasury issue” means the United States treasury security selected by an independent investment banker as having a maturity comparable to the remaining life of the applicable series of fixed rate mortgage bonds to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining life of the applicable series of fixed rate mortgage bonds to be redeemed.

•	“comparable treasury price” means, with respect to any redemption date on which any series of fixed rate mortgage bonds is being redeemed, (a) the average of five reference treasury dealer quotations for the redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (b) if the independent investment banker obtains fewer than five such reference treasury dealer quotations, the average of all quotations obtained.

•	“dealer” means a primary U.S. government securities dealer in the United States.

•	“independent investment banker” means a dealer appointed by us.

•	“reference treasury dealer” means Lehman Brothers Inc., UBS Securities LLC, the independent investment banker and primary dealers in U.S. treasury securities acceptable to the independent investment banker and their respective successors; provided, however, that if any of the foregoing shall cease to be a dealer, we will select a substitute dealer. However, if we do not select a substitute dealer within a reasonable period of time, then the substitute dealer will be selected by the trustee after consultation with us.

•	“reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

•	“remaining life,” as of any date of calculation, means the remaining term of the applicable series of fixed rate mortgage bonds.

•	“remaining scheduled payments” means, with respect to each fixed rate mortgage bond that we are redeeming, the remaining scheduled payments of principal and interest that would be due after the applicable redemption date if that fixed rate mortgage bond were not redeemed. However, if the redemption date is not a scheduled interest payment date with respect to that fixed rate mortgage bond, the amount of the next succeeding scheduled interest payment on that fixed rate mortgage bond will be reduced by the amount of interest accrued on that fixed rate mortgage bond to the redemption date.

Floating Rate Mortgage Bonds

      After the effective date of our plan of reorganization, we may redeem the floating rate mortgage bonds, in whole or in part, at our option, on October 3, 2004 and on any interest payment date after that date. The redemption price will be 100% of the principal amount of the floating rate mortgage bonds being redeemed, plus any accrued and unpaid interest to but not including the redemption date.

Partial Redemptions

      If we redeem only some of the mortgage bonds of a series, DTC’s practice is to choose by lot the amount to be redeemed from the mortgage bonds held by each of its participating institutions. DTC will give notice to these participants, and these participants will give notice to any “street name” holders of any indirect interests in the mortgage bonds according to arrangements among them. These notices may be subject to statutory or regulatory requirements. We will not be responsible for giving notice of a redemption of the mortgage bonds to anyone other than DTC. If the series of mortgage bonds to be redeemed is no longer held through DTC and fewer than all the mortgage bonds of the series are to be redeemed, selection of mortgage bonds of a series for redemption will be made by the trustee in any manner the trustee deems fair and appropriate.

Rights of Redeemed Mortgage Bonds

      Unless we default on payment of the redemption price, from and after the redemption date, the mortgage bonds to be redeemed will cease to accrue interest, and the holders of those mortgage bonds will have no right in respect of those mortgage bonds, except the right to receive the redemption price and any accrued and unpaid interest to the redemption date.

Sinking Fund

      There is no provision for a sinking fund for the mortgage bonds.

Lien of the Indenture

      After the effective date of our plan of reorganization, the indenture will constitute a first lien, subject to permitted liens, on substantially all of our real property and certain tangible personal property related to our facilities. We refer to property that is subject to the lien of the indenture as “mortgaged property” and property that is excepted from the lien of the indenture as “excepted property.” See the section of the accompanying prospectus titled “Description of the Senior Secured Bonds — Lien of the Indenture — Excepted Property” for a description of the excepted property and permitted liens.

      The indenture provides that after-acquired property (other than after-acquired property qualifying as excepted property) located in the state of California will be subject to the lien of the indenture; provided, however, that in the case of a consolidation or merger (whether or not we are the surviving corporation) or the transfer or lease of all or substantially all of the mortgaged property, the indenture will not be required to be a lien upon any of the properties then owned or thereafter acquired by the successor corporation except properties acquired from us in or as a result of that transaction, to the extent not constituting excepted property, and improvements, extensions and additions to those properties and renewals, replacements and substitutions of or for any part or parts thereof. In addition, after-acquired property may be subject to liens existing or placed thereon at the time of acquisition thereof, including, but not limited to, purchase money liens and, in certain circumstances, liens attaching to the property prior to the recording or filing of an instrument specifically subjecting the property to the lien of the indenture.

      The indenture provides that before the release date, the trustee shall have a lien, prior to the senior bonds, on the mortgaged property and on all other property and funds held or collected by the trustee, other than property and funds held in trust for the payment of principal, premium, if any, and interest on the senior bonds, as security for the payment of the trustee’s reasonable compensation and expenses, and as security for the performance by us of our obligation to indemnify the trustee against certain liabilities.

      Without the consent of the holders, we and the trustee may enter into supplemental indentures in order to subject additional property to the lien of the indenture (including property which would otherwise be excepted property). This property would thereupon constitute property additions (so long as it would otherwise qualify as property additions as described below) and be available as a basis for the issuance of additional senior bonds. See “—Issuance of Additional Senior Bonds Prior to the Release Date.”

      The lien of the indenture may be released, however, in certain circumstances and subject to certain conditions. Upon the release of the lien, the mortgage bonds and all other senior bonds will cease to be our secured obligations and will become our unsecured general obligations ranking pari passu with our other unsecured indebtedness. See “— Discharge of Lien; Release Date.”

Release of Mortgaged Property

      We may release property from the lien of the indenture if we deliver to the trustee cash equal to the funded property basis of the property to be released, less any taxes and expenses incidental to any sale, exchange, dedication or other disposition of the property to be released. Any of the following or any combination of the following will be applied as a credit against the cash we will be required to deliver to the trustee:

•	the aggregate principal amount of obligations secured by a purchase money lien on the property to be released, subject to certain limitations described below;

•	an amount equal to the net cost or net fair value to us (whichever is less) of certified property additions constituting unfunded property after certain deductions and additions, primarily including adjustments to offset property retirements (except that the adjustments need not be made if the property additions were acquired, made or constructed within 90 days before our request for release);

•	an amount equal to 150% of the aggregate principal amount of senior bonds we would be entitled to issue on the basis of retired senior bonds (with that entitlement being waived by operation of such release); and

•	an amount equal to 150% of the aggregate principal amount of outstanding senior bonds delivered to the trustee.

      “Funded property basis” generally means the net cost of funded property or the net fair value to us of the funded property at the time it became funded property, whichever is less.

      “Net cost” means, as of the date of calculation, the cost of the property, less the lesser of (i) the outstanding principal amount of any senior lien obligations as of the date of calculation or (ii) the cost of the property.

      “Net fair value” means, as of the date of calculation, the fair value of the property, less the lesser of (i) the outstanding principal amount of any senior lien obligations as of the date of calculation or (ii) the fair value of the property.

      “Purchase money lien” means, generally, with respect to any property being acquired or disposed of by us or being released from the lien of the indenture, a lien on that property which (a) is taken or retained by the transferor of that property to secure all or part of its purchase price, (b) is granted to one or more persons other than the transferor, that, by making advances or incurring an obligation, give value to enable the grantor of the lien to acquire rights in or the use of the property, or (c) is granted to any other person in connection with the release of the property from the lien of the indenture on the basis of the deposit with the trustee of obligations secured by the lien on that property (as well as any other property subject to the lien), (d) is held by a trustee or agent for the benefit of one or more persons described in the preceding clauses (a), (b) and/or (c), or (e) otherwise constitutes a purchase money mortgage or purchase money security interest under applicable law.

      We will be permitted to release from the lien of the indenture “unfunded property” (mortgaged property that has not been used as the basis for the issuance of senior bonds (not otherwise retired) or as the basis for the release or substitution of mortgaged property or the release of cash described below under “— Withdrawal of Cash” under the indenture) without depositing any cash with the trustee or providing any other credits if either (i) the lower of the net cost or net fair value to us of all unfunded property (excluding the property to be released), after making certain adjustments, is at least zero, or (ii) the lower of the net cost or net fair value to us of the unfunded property to be released, after making certain adjustments, does not exceed the lower of the net cost or net fair value of all property acquired, made or constructed on or after 90 days before our request, after making certain adjustments. If neither (i) or (ii) in the immediately preceding sentence applies, we will be required to deliver a “make-up” amount in cash. We may apply as a credit against the cash we will be required to deliver to the trustee any of the amounts described under the third and fourth bullet points in this section.

      We also will be permitted to release in a calendar year property up to the greater of $10 million (increased yearly by the urban CPI) and 3% of the aggregate principal amount of senior bonds then outstanding without complying with the other release provisions in the indenture. However, if, upon reliance on this release provision, we release funded property, we are required to deposit with the trustee, by the end of the calendar year, cash equal to 66 2/3% of the funded property basis of the property released, net of certain credits.

      The indenture provides simplified procedures for the release of property taken by eminent domain, and provides for dispositions of certain obsolete property and grants or surrender of certain rights without any release or consent by the trustee.

      The provisions described above permitting the release of property (except property taken by eminent domain) will be operable only if no event of default has occurred and is continuing under the indenture.

Withdrawal of Cash

      Unless an event of default has occurred and is continuing and subject to certain limitations, cash held by the trustee prior to the release date may, generally,

•	be withdrawn by us (i) to the extent of an amount equal to the net cost or net fair value to us (whichever is less) of property additions constituting unfunded property, after certain deductions and additions, primarily including adjustments to offset retirements (except that these adjustments need not be made if the property additions were acquired or made within 90 days before our request for withdrawal) or (ii) in an amount equal to 150% of the aggregate principal amount of senior bonds that we would be entitled to issue on the basis of retired senior bonds (with the entitlement to that issuance being waived by operation of the withdrawal) or (iii) in an amount equal to 150% of the aggregate principal amount of any outstanding senior bonds delivered to the trustee; or

•	upon our request, be applied to (i) the purchase of senior bonds or (ii) the payment (or provision for payment) at stated maturity of any senior bonds or the redemption (or provision for redemption) of any senior bonds which are redeemable.

Discharge of Lien; Release Date

      Subject to the conditions described below, we may, without the consent of the holders of the senior bonds, eliminate all terms and conditions relating to collateral for the senior bonds, with the result that our obligations under the indenture and senior bonds, including all mortgage bonds, would be entirely unsecured. We refer to the date on which the elimination of collateral occurs as the “release date.” The release date will be a date chosen by us and specified in an order signed by us and delivered to the trustee, which date shall not be earlier than the date of delivery by us to the trustee of each of the following:

•	written evidence that the ratings on our long-term unsecured debt obligations, immediately after the release date, shall be at least equal to the initial ratings assigned by Moody’s and by S&P on the mortgage bonds or, if either or both of these rating agencies do not then rate our long-term unsecured debt obligations, comparable ratings by any other nationally recognized rating agency or agencies selected by us;

•	a certificate signed by one of our authorized officers stating that the aggregate principal amount of debt secured by a lien on any principal property that will be outstanding immediately after the release date (excluding permitted secured debt described under “— Restrictions on Liens and Sale and Leaseback Transactions” below) will not exceed 5% of our net tangible assets as determined by us as of a month end not more than 90 days prior to the release date;

•	a company order requesting execution and delivery by the trustee of a supplemental indenture (which may amend and restate the indenture) and those instruments that we may deem necessary or desirable to discharge, cancel, terminate or satisfy the lien of the indenture; and

•	a certificate signed by one of our authorized officers stating that, to the knowledge of the signer, no event of default under the indenture has occurred and is continuing.

      “Net tangible assets” for this purpose means the total amount of our assets determined on a consolidated basis in accordance with GAAP, less the sum of our consolidated current liabilities determined in accordance with GAAP and the amount of our consolidated assets classified as intangible assets determined in accordance with GAAP, including, but not limited to, such items as goodwill, trademarks, trade names, patents and unamortized debt discount and expense and regulatory assets carried as an asset on our consolidated balance sheet.

      As promptly as practicable after the occurrence of the release date, we will give notice to all holders of senior bonds of the occurrence of the release date in the same manner as a notice of redemption and disseminate a press release through a public medium as is customary announcing that the lien of the indenture has been released as of the release date. After the release date, we will amend the indenture to eliminate the provisions related to liens (other than the restrictions described below under “— Restrictions on Liens and Sale and Leaseback Transactions”). In addition, after the release date, the names of the mortgage bonds will be changed from “first mortgage bonds” to “senior notes.”

Issuance of Additional Senior Bonds Prior to the Release Date

      Prior to the release date, we may issue senior bonds of any series from time to time against property additions, retired senior bonds and cash deposited with the trustee, in an aggregate principal amount not exceeding:

•	66 2/3% of the aggregate of the net amounts of property additions which constitute “unfunded property” (mortgaged property which has not previously been used as the basis for the issuance of senior bonds (not otherwise retired) or as the basis for the release or substitution of mortgaged property or the release of cash discussed under “— Withdrawal of Cash”);

•	the aggregate principal amount of retired senior bonds; and

•	the amount of cash deposited with the trustee.

      “Property additions” generally include any item, unit or element of property which is owned by us and is subject to the lien of the indenture except (with certain exceptions) goodwill, going concern value rights or intangible property, or any property the cost of acquisition or construction of which is properly chargeable to one of our operating expense accounts at the time of such acquisition or construction.

      The indenture includes limitations on the issuance of senior bonds against property subject to certain senior liens and upon the increase of the amount of certain senior liens on funded property.

      “Funded property” means, generally, mortgaged property which has been used as the basis for the issuance of senior bonds or as the basis for the release or substitution of mortgaged property under the indenture or as the basis for the release of cash.

      “Retired senior bonds” means, generally, previously issued senior bonds which have been canceled or which we have delivered to the trustee for cancellation or previously issued senior bonds deemed to have been paid under the indenture, which have not been retired by the application of funded cash and which have not been used as the basis for the authentication and delivery of senior bonds, the release of property or the withdrawal of cash.

      Prior to the release date and except with respect to the issuance of the mortgage bonds, we also must deliver a net earnings certificate showing that our net income for 12 consecutive calendar months within the 18 calendar months immediately before the first day of the month in which we request authentication and delivery of the senior bonds has been not less than two times our annual interest requirements.

      “Net income” means:

•	our operating revenues (which may include our revenues subject to possible refund at a future date);

less

•	our expenses, excluding (i) expenses for taxes paid or accrued on income or profits and other taxes measured by, or dependent on, net income, (ii) provisions for reserves for renewals, replacements, depreciation, amortization, depletion or retirement of property (or any expenditures therefor), (iii) expenses or provisions for interest on any of our indebtedness (including interest on capital lease obligations), for the amortization of debt discount, premium, expense or loss on reacquired debt, for amortization of payments made on swap agreements, for any maintenance and replacement, improvement or sinking fund or other device for the retirement of any indebtedness, or for other amortization, (iv) expenses, losses or provisions for any non-recurring or extraordinary charge to income or to retained earnings of whatever kind or nature (including, without limitation, the recognition of expense or impairment due to the non-recoverability of assets or expense, charges for changes in accounting principles recorded in accordance with GAAP and non-cash writedowns, book losses or other charges), or non-recurring charges, whether or not recorded as a non-recurring or extraordinary charge in our books of account, and (v) provisions for any refund of revenues previously collected or accrued by us subject to possible refund;

plus

•	our other income, net of related expenses (excluding non-recurring charges, whether or not recorded as non-recurring or extraordinary charges in our books of account), including, but not limited to, non-utility operating income, cash distributions of our subsidiaries, any allowance for funds used during construction, and including any portion of the allowance, or of any analogous amounts, not included in “other items” (or any analogous item) in our books of account, other deferred costs (or any analogous amounts) in our books of accounts and any amounts collected by others to be applied to debt service on our indebtedness, and not otherwise treated on our books as revenue.

      “Annual interest requirements” means the interest requirements for one year, at the respective stated interest rates, if any, borne prior to maturity, upon:

•	all senior bonds then outstanding under the indenture at the date of the certificate (excluding any senior bonds that will be repaid or redeemed through senior bonds of any series or tranche described in the next bullet point); provided, however, that, if outstanding senior bonds bear interest at a variable rate or rates, then the interest requirement on the senior bonds of the series or tranche will be determined by reference to the rate or rates in effect two business days before the date of the certificate;

•	the senior bonds for which the net earnings certificate is then being delivered (and any other pending issuance); provided, however, that if senior bonds of any series or tranche are to bear interest at a variable rate or rates, then the interest requirement of that series or tranche will be determined by reference to the rate or rates to be in effect at the time of the initial authentication and delivery or, if such rate or rates are not determinable at such time, then by reference to our good faith estimate of the rate or rates to be in effect at the time of the initial authentication and delivery of such senior bonds; and provided, further, that the determination of the interest requirement on senior bonds of a series subject to a periodic offering will be further subject to the other provisions described in the indenture; and

•	the principal amount of all other indebtedness secured by a senior lien upon the mortgaged property or any part thereof (except (i) our indebtedness the repayment of which supports or is supported by other indebtedness included in annual interest requirements described in one of the two bullet points above, (ii) indebtedness outstanding on the date of the net earnings certificate secured by a prepaid lien (as defined in the indenture) upon mortgaged property outstanding on that date and secured by a lien on a parity with or prior to the lien of the indenture upon mortgaged property and (iii) our indebtedness that will be repaid or redeemed through senior bonds described in the preceding bullet point), if we have issued, assumed or guaranteed the indebtedness or if we customarily pay the interest upon the principal thereof; provided, however, that if the indebtedness bears interest at a variable rate or rates, then the interest requirement will be determined by reference to the rate or rates in effect two business days immediately before the date of the certificate.

      If, when we make any net earnings certificate, any of our property (i) has been acquired during or after any period for which our net income is computed, (ii) has not been acquired in exchange or substitution for property the net earnings of which have been included in our net income and (iii) had been operated as a separate unit and items of revenue and expense attributable thereto are readily ascertainable by us, then the net earnings of that property (computed in the manner consistent with the computation of our net income) during that period or part of that period before its acquisition, to the extent that the same have not otherwise been included in our net income, will be included.

Evidence to be Furnished to the Trustee Under the Indenture

      We will demonstrate compliance with indenture provisions by providing written statements to the trustee from our officers or persons we select. For instance, we may select an engineer to provide a written statement regarding the value of property being certified or released or counsel regarding compliance with the indenture generally. In certain major matters, applicable law requires that an accountant, engineer or other expert must be independent. We must file a certificate each year with respect to our compliance with the conditions and covenants under the indenture.

Restrictions on Liens and Sale and Leaseback Transactions

      From and after the release date, we will not, nor will we permit any of our significant subsidiaries to, (i) issue, incur, assume or permit to exist any debt secured by a lien on any of our principal property or on any principal property of any of our significant subsidiaries (whether that principal property is owned as of the date of execution of the indenture or thereafter acquired), unless we provide that the senior bonds will be equally and ratably secured with the debt or (ii) incur or permit to exist any attributable debt in respect of any principal property; provided, however, that the foregoing restriction will not apply to the following:

•	to the extent we or a significant subsidiary consolidates with, or merges with or into, another entity, liens on the property of the entity securing debt in existence on the date of the consolidation or merger, provided that the debt and liens were not created or incurred in anticipation of the consolidation or merger and that the liens do not extend to cover any of our or a significant subsidiary’s principal property;

•	liens existing on property acquired after the date of execution of the indenture, as long as the lien was not created or incurred in anticipation thereof and does not extend to or cover any of our or a significant subsidiary’s other principal property;

•	liens of any kind, including purchase money liens, conditional sales agreements or title retention agreements and similar agreements, upon any property acquired, constructed, developed or improved by us or a significant subsidiary (whether alone or in association with others) which do not exceed the cost or value of the property acquired, constructed, developed or improved and which are created prior to, at the time of, or within 12 months after the acquisition (or in the case of property constructed, developed or improved, within 12 months after the completion of the construction, development or improvement and commencement of full commercial operation of the property, whichever is later) to secure or provide for the payment of any part of the purchase price or cost thereof, provided that the liens shall not extend to any principal property other than the property so acquired, constructed, developed or improved;

•	liens in favor of the United States, any state or any foreign country or any department, agency or instrumentality or any political subdivision of the foregoing to secure payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or cost of constructing or improving the property subject to the lien, including liens related to governmental obligations the interest on which is tax-exempt under Section 103 of the Internal Revenue Code of 1986, as amended, or the Code, or any successor section of the Code;

•	liens in favor of us, one or more of our significant subsidiaries, one or more of our wholly owned subsidiaries or any of the foregoing combination; and

•	replacements, extensions or renewals (or successive replacements, extensions or renewals), in whole or in part, of any lien or of any agreement referred to in the bullet points above or replacements, extensions or renewals of the debt secured thereby (to the extent that the amount of the debt secured by the lien is not increased from the amount originally so secured, plus any premium, interest, fee or expenses payable in connection with any replacements, refundings, refinancings, remarketings, extensions or renewals); provided that replacement, extension or renewal is limited to all or a part of the same property (plus improvements thereon or additions or accessions thereto) that secured the lien replaced, extended or renewed.

      Notwithstanding the restriction described above, we or a significant subsidiary may, from and after the release date, (i) issue, incur or assume debt secured by a lien not otherwise permitted under the immediately preceding six bullet points on any principal property owned at the date of execution of the indenture or thereafter acquired without providing that the outstanding senior bonds be equally and ratably secured with that debt and (ii) incur or permit to exist attributable debt in respect of principal property, in each case, so long as the aggregate amount of that debt and attributable debt, together with the aggregate amount of all other debt then outstanding secured by liens not described in the preceding six bullet points and all other attributable debt, does not exceed 10% of our net tangible assets, as determined by us as of a month end not more than 90 days prior to the closing or consummation of the proposed transaction.

      For these purposes:

•	“attributable debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in the sale and leaseback transaction, including any period for which the lease has been extended or may, at the option of the lessor, be extended. The present value shall be calculated using a discount rate equal to the rate of interest implicit in the transaction, determined in accordance with GAAP.

•	“capital lease obligations” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

•	“debt” means any debt of ours for money borrowed and guarantees by us of debt for money borrowed but in each case not including liabilities in respect of capital lease obligations or swap agreements.

•	“debt” of a significant subsidiary means any debt of such significant subsidiary for money borrowed and guarantees by the significant subsidiary of debt for money borrowed but in each case excluding liabilities in respect of capital lease obligations or swap agreements.

•	“lien” means any mortgage, deed of trust, pledge, security interest, encumbrance, easement, lease, reservation, restriction, servitude, charge or similar right and any other lien of any kind, including, without limitation, any conditional sale or other title retention agreement, any lease of a similar nature, and any defect, irregularity, exception or limitation in record title or, when the context so requires, any lien, claim or interest arising from anything described in this bullet point.

•	“net tangible assets” means the total amount of our assets determined on a consolidated basis in accordance with GAAP, less (i) the sum of our consolidated current liabilities determined in accordance with GAAP and (ii) the amount of our consolidated assets classified as intangible assets determined in accordance with GAAP, including, but not limited to, such items as goodwill, trademarks, trade names, patents and unamortized debt discount and expense and regulatory assets carried as an asset on our consolidated balance sheet.

•	“principal property” means any property of ours or any of our significant subsidiaries, as applicable, other than property that prior to the release date would have constituted excepted property and property that were it to belong to us would have constituted excepted property prior to the release date.

•	“significant subsidiary” has the meaning specified in Rule 1-02(w) of Regulation S-X under the Securities Act of 1933, as amended, or the Securities Act, provided that, significant subsidiary shall not include any corporation or other entity substantially all the assets of which are, or prior to the release date would have constituted, excepted property.

•	“swap agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions.

Consolidation, Merger and Transfer of Mortgaged Property

      We may not consolidate with or merge with or into any other person or convey, otherwise transfer or lease all or substantially all of our mortgaged property to any person unless:

•	the person formed by that consolidation or into which we are merged or the person which acquires by conveyance or other transfer, or which leases, all or substantially all of the mortgaged property is a corporation, partnership, limited liability company, association, company, joint stock company or business trust, organized and existing under the laws of the United States, or any state thereof or the District of Columbia;

•	that person executes and delivers to the trustee a supplemental indenture that in the case of a consolidation, merger, conveyance or other transfer, or in the case of a lease if the term thereof extends beyond the last stated maturity of the senior bonds then outstanding, contains an assumption by the successor person of the due and punctual payment of the principal of and premium, if any, and interest, if any, on all senior bonds then outstanding and the performance and observance of every covenant and condition under the indenture to be performed or observed by us;

•	in the case of a consolidation merger, conveyance or other transfer prior to the release date, that person executes and delivers to the trustee a supplemental indenture that contains a grant, conveyance, transfer and mortgage by the successor person confirming the lien of the indenture on the mortgaged property and subjecting to the lien of the indenture all property (other than excepted property) thereafter acquired by the successor person that shall constitute an improvement, extension or addition to the mortgaged property or renewal, replacement or substitution of or for any part thereof and, at the election of the successor person, subjecting to the lien of the indenture the other property, real, personal and mixed, then owned or thereafter acquired by the person as the person shall specify in its sole discretion;

•	in the case of a lease, the lease is made expressly subject to termination by us or by the trustee at any time during the continuance of an event of default and by the purchaser of the property so leased at any sale of the property under the indenture, whether under the power of sale conferred by the indenture or pursuant to judicial proceedings;

•	immediately after giving effect to the transaction and treating any indebtedness that becomes our obligation as a result of the transaction as having been incurred by us at the time of the transaction, no default or event of default shall have occurred and be continuing; and

•	we have delivered to the trustee an officer’s certificate and an opinion of counsel, each stating that the merger, consolidation, conveyance, lease or transfer, as the case may be, fully complies with all provisions of the indenture; provided, however, that the delivery of the officer’s certificate and opinion of counsel shall not be required with respect to any merger, consolidation, conveyance, transfer or lease between us and any of our wholly owned subsidiaries.

      Notwithstanding the foregoing, we may merge or consolidate with or transfer all or substantially all of our assets to an affiliate that has no significant assets or liabilities and was formed solely for the purpose of changing our jurisdiction of organization or our form of organization or for the purpose of forming a holding company; provided that the amount of our indebtedness is not increased; and provided, further that the successor assumes all of our obligations under the indenture.

      In the case of the conveyance or other transfer of all or substantially all of the mortgaged property to any other person as contemplated under the indenture, upon the satisfaction of all the conditions described above, we (as we would exist without giving effect to the transaction) would be released and discharged from all obligations under the indenture and on the senior bonds then outstanding unless we elect to waive the release and discharge.

      The meaning of the term “substantially all” has not been definitely established and is likely to be interpreted by reference to applicable state law if and at the time the issue arises and will depend on the facts and circumstances existing at the time.

      For these purposes:

•	“person” means any individual, corporation, limited liability partnership, joint venture, trust or unincorporated organization, or any other entity whether or not a legal entity, or any governmental authority.

      From and after the release date, the term “mortgaged property” wherever used in this section, shall mean “principal property.”

Modification of the Indenture; Waiver

      We and the trustee may, with the consent of the holders of not less than a majority in aggregate principal amount of the senior bonds of each affected series then outstanding under the indenture, considered as one class, modify or amend the indenture, including the provisions relating to the rights of the holders of senior bonds of that series. However, no modification or amendment may, without the consent of each holder of affected senior bonds:

•	change the stated maturity of the principal of, reduce the principal amount or any premium payable on, reduce the interest rate of, or change the method of calculating the interest rate with respect to that senior bond;

•	reduce the amount of principal of any discount bond that would be payable upon acceleration of the maturity of that senior bond;

•	change the type of consideration (coin, currency or other property) used to pay the principal of, or interest or premium on that senior bond;

•	impair the right to institute suit for the enforcement of any payment on that senior bond;

•	reduce the percentage in principal amount of outstanding senior bonds the consent of whose holders is required for modification or amendment of the indenture;

•	reduce the percentage of principal amount of outstanding senior bonds necessary for waiver of compliance with certain provisions of the indenture or for waiver of defaults;

•	modify the provisions with respect to modification and waiver, except as provided in the indenture;

•	reduce the quorum or voting requirements applicable to holders of the senior bonds; or

•	prior to the release date, permit the creation of any lien (not otherwise permitted by the indenture) ranking prior to the lien of the indenture, with respect to all or substantially all of the mortgaged property or, except as otherwise expressly permitted under the indenture, terminate the lien of the indenture on all or substantially all of the mortgaged property or deprive the holders of the senior bonds of the benefit of the lien of the indenture.

      The holders of not less than a majority in aggregate principal amount of the senior bonds of each affected series then outstanding under the indenture, voting as a single class, may waive compliance by us with certain provisions of the indenture benefiting holders of senior bonds of that series or the applicable senior bonds. The holders of not less than a majority in aggregate principal amount of the senior bonds of any series outstanding under the indenture may, on behalf of the holders of all of the senior bonds of that series, waive any past default under the indenture with respect to that series and its consequences, except defaults in the payment of the principal of or any premium or interest on any senior bonds of that series and defaults in respect of a covenant or provision in the indenture which cannot be modified, amended or waived without the consent of each holder of affected senior bonds.

      We and the trustee may, without the consent of any holder of senior bonds, amend the indenture and the senior bonds for certain reasons, including to:

•	add covenants or other provisions applicable to us and for the benefit of the holders of senior bonds or one or more specified series thereof;

•	cure ambiguities;

•	correct or amplify the description of the mortgaged property, or to subject to the lien of the indenture additional property (including property of persons other than us);

•	specify any additional permitted liens with respect to that additional property;

•	add, change or eliminate any provision of the indenture so long as the addition, change or elimination does not adversely affect the interest of holders of senior bonds of any series in any material respect;

•	change any place or places for payment or surrender of senior bonds and where notices and demands to us may be served; and

•	in connection with the occurrence of the release date, amend (including amending and restating) the indenture to eliminate any provisions related to liens (other than the provisions described above under “— Restrictions on Liens and Sale and Leaseback Transactions”), the lien of the indenture or the mortgaged property.

      In order to determine whether the holders of the requisite principal amount of the outstanding senior bonds have taken an action under the indenture as of a specified date:

•	the principal amount of a discount bond that will be deemed to be outstanding will be the amount of the principal that would be due and payable as of that date upon acceleration of the maturity to that date; and

•	senior bonds owned by us or any other obligor upon the senior bonds or any of our or their affiliates will be disregarded and deemed not to be outstanding.

Events of Default

      An “event of default” means any of the following events which shall occur and be continuing:

•	failure to pay interest on a senior bond 30 days after such interest becomes due and payable;

•	failure to pay the principal of, or premium, if any, on, a senior bond when due and payable;

•	failure to perform or breach of any other covenant or warranty applicable to us in the indenture continuing for 90 days after the trustee gives us, or the holders of at least 33% in aggregate principal amount of the senior bonds then outstanding give us and the trustee, notice of the default or breach and requires us to remedy the default or breach, unless the trustee or the trustee and holders of a principal amount of senior bonds not less than the principal amount of senior bonds the holders of which gave that notice agree in writing to an extension of the period prior to its expiration;

•	certain events of bankruptcy, insolvency or reorganization; and

•	the occurrence of any event of default as defined in any mortgage, indenture or instrument under which there may be issued, or by which there may be secured or evidenced, any of our debt, whether the debt exists on the date of execution of the indenture or shall thereafter be created, if the event of default: (i) is caused by a failure to pay principal after final maturity of the debt after the expiration of the grace period provided in the debt (which we refer to as a “payment default”), or (ii) results in the acceleration of the debt prior to its express maturity, and in each case, the principal amount of any of that debt, together with the principal amount of any other debt under which there has been a payment default or the maturity of which has been so accelerated, aggregates $100 million or more, provided, however, that if prior to the release date, the event of default under that mortgage, indenture or instrument is cured or waived or the acceleration is rescinded or the debt is repaid, within a period of 20 days from the continuation of that event of default beyond the applicable grace period or the occurrence of the acceleration, as the case may be, the event of default described in this bullet point shall be automatically cured; provided, further, that with respect to any mortgage, indenture or instrument that exists on the date of execution of the indenture, this provision only applies to the extent that the obligations to pay amounts thereunder are enforceable after the effective date of our plan of reorganization.

      The $100 million amount specified in the bullet point above shall be increased in any calendar year subsequent to 2004 by the same percentage increase in the urban CPI for the period commencing January 1, 2004 and ending on January 1 of the applicable calendar year.

      If the trustee deems it to be in the interest of the holders of the senior bonds, it may withhold notice of default, except defaults in the payment of principal of or interest or premium on or with respect to, any senior bond.

      If an event of default occurs and is continuing, the trustee or the holders of a majority in aggregate principal amount prior to the release date, or 33% in aggregate principal amount on and after the release date, of the senior bonds outstanding, considered as one class, may declare all principal immediately due and payable; provided, however, that if an event of default occurs with respect to certain events of bankruptcy, insolvency or reorganization, then the senior bonds outstanding shall be due and payable immediately without further action by the trustee or holders. If the default has been cured and other specified conditions in the indenture have been satisfied before any mortgaged property has been sold and before a judgment or decree for payment has been obtained by the trustee as provided in the indenture, the event or events of default giving rise the acceleration will be deemed to have been cured and the declaration of acceleration and its effect will be deemed to have been rescinded and annulled.

      No holder of senior bonds will have any right to enforce any remedy under the indenture unless the holder has given the trustee written notice of the event of default, the holders of at least 33% in aggregate principal amount of the senior bonds have requested the trustee in writing to institute proceedings with respect to the event of default in its own name as trustee under the indenture and have offered the trustee reasonable indemnity against costs, expenses and liabilities with respect to the request, the trustee has failed to institute any proceeding within 60 days after receiving the notice from holders, and no direction inconsistent with the written request has been given to the trustee during the 60-day period by holders of at least a majority in aggregate principal amount of senior bonds then outstanding.

      The trustee is not required to risk its funds or to incur financial liability if there is a reasonable ground for believing that repayment to it or adequate indemnity against risk or liability is not reasonably assured.

      If an event of default has occurred and is continuing, holders of a majority in principal amount of the senior bonds may establish the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee.

Discharge

      Any senior bond, or any portion of the principal amount thereof, will be deemed to have been paid for purposes of the indenture and, at our election, our entire indebtedness in respect of the senior bonds will be deemed to have been satisfied and discharged, if certain conditions are satisfied, including an irrevocable deposit with the trustee or any paying agent (other than us) in trust of:

•	money (including funded cash not otherwise applied pursuant to the indenture) in an amount which will be sufficient; or

•	in the case of a deposit made prior to the maturity of the senior bonds or portions thereof, eligible obligations (as described below) which do not contain provisions permitting the redemption or other prepayment thereof at the option of the issuer thereof, the principal of and the interest on which when due, without any regard to reinvestment thereof, will provide monies which, together with the money, if any, deposited with or held by the trustee or the paying agent, will be sufficient; or

•	a combination of either of the two items described in the two preceding bullet points which will be sufficient;

to pay when due the principal of and premium, if any, and interest, if any, due and to become due on the senior bonds or portions thereof.

      For this purpose, “eligible obligations” include direct obligations of, or obligations unconditionally guaranteed by, the United States of America, entitled to the benefit of the full faith and credit thereof, and depositary receipts or other instruments with respect to the obligations or any specific interest or principal payments due in respect thereof.

Book-Entry System; Global Bonds

      Except as set forth below, the mortgage bonds will initially be issued in the form of one or more global bonds for each series. Each global bond will be deposited with DTC or the trustee on behalf of DTC on the date of the closing and will be registered in the name of DTC or its nominee. Investors may hold their beneficial interests in a global bond directly through DTC or indirectly through organizations which are participants in the DTC system.

      Unless and until they are exchanged in whole or in part for certificated bonds, the global bonds may not be transferred except as a whole by DTC or its nominee.

      DTC has advised us as follows:

•	DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

•	DTC holds securities that its direct participants deposit with it. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic book-entry transfers and pledges between direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC, in turn, is owned by a number of DTC’s direct participants, all of which are members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, also subsidiaries of DTCC, and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is available to others, including both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. DTC has S&P’s highest rating: AAA. The DTC rules applicable to its direct and indirect participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

•	Purchases of the mortgage bonds under the DTC system must be made by or through direct participants, which will receive a credit for the mortgage bonds on DTC’s records. The ownership interest of each actual purchaser of each mortgage bond, or the beneficial owner, is, in turn, to be recorded on the direct and indirect participants’ record. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the mortgage bonds are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in mortgage bonds except in the event that use of the book-entry system for the mortgage bonds is discontinued.

•	To facilitate subsequent transfers, all mortgage bonds deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of mortgage bonds with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the mortgage bonds; DTC’s records reflect only the identity of the direct participants to whose accounts the mortgage bonds are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

•	Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of the mortgage bonds may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the mortgage bonds, such as redemptions, tenders, defaults and proposed amendments to the mortgage bond documents. For example, beneficial owners of mortgage bonds may wish to ascertain whether the nominee holding the mortgage bonds for their benefit has agreed to obtain and transmit notices to beneficial owners. In the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of notices be provided directly to them.

•	Redemption notices shall be sent to DTC. If less than all of the mortgage bonds within a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in the series to be redeemed.

•	Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to mortgage bonds unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts mortgage bonds are credited on the record date (identified in a listing attached to the omnibus proxy).

•	Redemption proceeds, distributions and dividend payments on the mortgage bonds will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the issuer or the agent, on payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participant and not of DTC nor its nominee, agent or the issuer, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the issuer or agent, disbursement of the payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

•	A beneficial owner shall give notice to elect to have its mortgage bond purchased or tendered, through its participant, to the agent, and shall effect delivery of the mortgage bond by causing the direct participant to transfer the participant’s interest in the mortgage bond, on DTC’s records, to the agent. The requirement for physical delivery of the mortgage bond in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the mortgage bond are transferred by direct participants on DTC’s records and followed by a book-entry credit of the tendered mortgage bond to the agent’s DTC account.

•	DTC may discontinue providing its services as depositary with respect to the mortgage bonds at any time by giving reasonable notice to the issuer or the agent. Under such circumstances, in the event that a successor depositary is not selected, mortgage bond certificates are required to be printed and delivered.

      The issuer may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, mortgage bond certificates will be printed and delivered.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that the issuer believes to be reliable but the issuer takes no responsibility for the accuracy thereof.

Second Supplemental Indenture

      On the effective date of our plan of reorganization, we will enter into a second supplemental indenture with the trustee and will issue senior bonds to the administrative agents and a bond insurer in connection with certain of the credit facilities and other arrangements described under “— Description of Other Indebtedness” to provide security for these obligations. These senior bonds will be issued in a total maximum aggregate principal amount of approximately $2.5 billion. Each series of these senior bonds will be issued in an aggregate principal amount equal to the obligations they secure. These senior bonds will rank pari passu with the mortgage bonds. The actual principal amount of any of these senior bonds that will be outstanding at any time will vary from time to time as the amounts of our obligations with respect to the related credit facility or other arrangement vary.

DESCRIPTION OF OTHER INDEBTEDNESS

      At the effective date of our plan of reorganization, we will reinstate certain of our existing debt. PG&E Funding LLC, a limited liability company that we wholly own, also will continue to be obligated under certain rate reduction bonds. In addition, we have entered into several credit facilities and PG&E Accounts Receivable Company LLC, a limited liability company that we wholly own, has entered into an accounts receivable facility.

Revolving Credit Facility

General

      We have entered into a three-year $850 million revolving credit facility, or the working capital facility.

Use of Proceeds

      Loans under the working capital facility will be used primarily to cover operating expenses and seasonal fluctuations in working capital and may be used to pay allowed claims on the effective date of our plan of reorganization. Letters of credit issued under the working capital facility will be used to provide credit enhancement to counterparties for natural gas and electricity procurement transactions and may be used for any other general corporate purpose.

Term

      Unless extended, the working capital facility will terminate and all outstanding amounts will be due and payable in full on March 5, 2007. The facility may, at our request and in the sole discretion of each lender, be extended for additional periods.

Funding on the Effective Date

      There will be no extension of credit under the working capital facility until the effective date of our plan of reorganization. Extension of credit under this facility on the effective date is subject to the satisfaction or waiver of certain conditions, including:

•	the satisfaction or, under specified circumstances, waiver of all the conditions to the effectiveness of our plan of reorganization other than any conditions related to the closing of the debt financings and other credit facilities contemplated by our plan of reorganization;

•	the funding or release from escrow of proceeds of the other financings contemplated by our plan of reorganization to be made available on the effective date of our plan of reorganization;

•	the absence of any amendments to our plan of reorganization or the confirmation order that could be reasonably expected to materially and adversely affect our ability to perform our obligations under the working capital facility; and

•	the issuance and delivery of a senior bond under the indenture to secure the working capital facility.

Non-Funding Termination Date

      If our plan of reorganization does not become effective on or before June 21, 2004, the working capital facility will automatically terminate unless, before the termination date, we and each of the lenders have agreed in writing to extend the termination date.

Security

      Our obligations under the working capital facility will be secured by a senior bond issued by us in an aggregate principal amount equal to the total amount of the working capital facility. This senior bond will rank pari passu with the mortgage bonds. We have agreed not to release the lien of the indenture unless the ratings on our unsecured long-term debt are at least Baa2 from Moody’s and BBB from S&P.

Covenants

      The working capital facility includes customary covenants, including covenants related to:

•	maintenance, as of the end of each fiscal quarter ending after the effective date of our plan of reorganization, of a debt to capitalization ratio of at most 0.65 to 1.00;

•	no dispositions of assets, other than dispositions of inventory and obsolete property in the ordinary course, in excess of 25% of the aggregate book value of our and our significant subsidiaries’ assets at December 31, 2003;

•	maintenance of our corporate existence and compliance with laws;

•	payment of taxes;

•	maintenance of insurance;

•	a limitation on liens no more restrictive than the limitation on liens that becomes effective under the indenture from and after the release date;

•	limitation on mergers and sales of all or substantially all of our assets; and

•	maintenance of any governmental authorization or approval necessary in connection with the operation of our business.

Events of Default

      The working capital facility includes customary events of default, including:

•	nonpayment of principal, interest, fees or other amounts;

•	breach of covenants;

•	inaccuracy of representations and warranties;

•	cross-default to other debt in excess of $75 million;

•	bankruptcy and other insolvency events;

•	unpaid or unstayed judgments in excess of $75 million;

•	invalidity of any loan documentation or, prior to the release date, the lien of the indenture;

•	the staying, reversal, vacating or modifying, on or after the effective date of our plan of reorganization, of the bankruptcy court’s order confirming our plan of reorganization in any material manner that could reasonably be expected to materially and adversely affect our ability to perform our obligations under the working capital facility; and

•	a change of control arising from Corp owning less than a specified percentage of our capital stock.

      As discussed above under “Description of the First Mortgage Bonds — Events of Default,” the indenture contains an event of default related to the acceleration of any debt in excess of $100 million, plus increases in the urban CPI subsequent to calendar year 2004. This amount is higher than the $75 million threshold that applies to a cross-default under the working capital facility, as described above.

Accounts Receivable Financing

General

      We have entered into certain agreements providing for the sale of accounts receivable to PG&E Accounts Receivable Company LLC, our wholly-owned, special purpose subsidiary. PG&E Accounts Receivable Company LLC, in turn, will sell interests in the accounts receivable to commercial paper conduits or banks. We will continue to service the accounts receivable, but will have no right to the cash collected from those receivables, other than for payment of our servicing fee. PG&E Accounts Receivable Company LLC may obtain up to $650 million in financing under these agreements.

      While PG&E Accounts Receivable Company LLC is our wholly-owned subsidiary, it is legally separate from us. Its assets are not available to our creditors, and the receivables that are sold to PG&E Accounts Receivable Company LLC will no longer legally be our assets.

Use of Proceeds

      Proceeds from the sale of the accounts receivable will be used to pay allowed claims on the effective date of our plan of reorganization. Proceeds will also be used to cover operating expenses and seasonal fluctuations in working capital.

Term

      Unless extended, the accounts receivable facility will terminate on March 5, 2007. The facility may be extended for additional periods upon the agreement of all parties.

Funding on the Effective Date

      No accounts receivable will be sold until the effective date of our plan of reorganization. The purchase of accounts receivable under this facility on the effective date is subject to the satisfaction or waiver of certain conditions, including:

•	the satisfaction or, under specified circumstances, waiver of all the conditions to the effectiveness of our plan of reorganization other than any conditions related to the closing of the debt financings and other financings contemplated by our plan of reorganization;

•	the funding or release from escrow of proceeds of the other financings contemplated by our plan of reorganization to be made available on the effective date of our plan of reorganization; and

•	the absence of any amendments to our plan of reorganization or the confirmation order that could be reasonably expected to materially and adversely affect our ability to perform our obligations under the accounts receivable facility or the rights of the purchasers under the facility.

Non-Funding Termination Date

      If our plan of reorganization does not become effective on or before June 21, 2004, the accounts receivable facility will automatically terminate unless, before the termination date, we, PG&E Accounts Receivable Company LLC and each of the purchasers agree in writing to extend the termination date.

Covenants

      The accounts receivable facility includes customary covenants on our part and on the part of PG&E Accounts Receivable Company LLC, including covenants related to:

•	maintenance of corporate existence and compliance with laws;

•	servicing of the receivables in accordance with our credit and collection policy;

•	protecting the interests of the purchasers in the accounts receivable;

•	payment of taxes;

•	maintenance of any governmental authorization or approval necessary in connection with the operation of our business; and

•	indemnification of the purchasers.

Amortization Events

      The purchasers will cease purchasing receivables, and all amounts payable under the accounts receivable facility will become due and payable, upon the occurrence of certain amortization events, including:

•	a failure to deposit or pay amounts due under the facility;

•	breach of covenants;

•	inaccuracy of representations and warranties;

•	default on indebtedness in excess of $75 million;

•	bankruptcy and other insolvency events;

•	a deterioration in the credit quality of the receivables below certain specified thresholds;

•	a change of control arising from Corp owning less than a specified percentage of our capital stock;

•	unpaid or unstayed judgments in excess of $75 million;

•	invalidity of any accounts receivable purchase agreements or the failure of the purchasers to have a valid and perfected first priority security interest in the receivables; and

•	the staying, reversal, vacating or modifying, on or after the effective date of our plan of reorganization, of the bankruptcy court’s order confirming our plan of reorganization in any material manner that could reasonably be expected to materially and adversely affect our ability to perform our obligations under the accounts receivable facility.

Cash Collateralized Letter of Credit Facility

      We have entered into a cash collateralized $400 million letter of credit facility that, prior to the effective date of our plan or reorganization, may be used to issue letters of credit to provide credit support in connection with our natural gas procurement activities and related purchases of natural gas transportation services. After the effective date of our plan of reorganization, this facility may be used to issue letters of credit for any general corporate purpose, subject to our satisfaction of certain conditions.

Pollution Control Bonds

      We have various loan agreements with the California Pollution Control Financing Authority, or CPCFA, that we will reinstate at the effective date of our plan of reorganization. Under these loan agreements, we are required to repay loans made to us by the CPCFA at the times and in the amounts necessary to enable the CPCFA to make a full and timely payment of the principal of, premium, if any, and interest on certain series of pollution control bonds issued by the CPCFA for our benefit, the proceeds from the initial sale of which pollution control bonds were loaned to us under the terms of the loan agreements. The CPCFA has assigned its right to receive the loan payments under each of the loan agreements to a trustee for the benefit of the holders of the respective series of pollution control bonds under the terms of the various indentures of trust pursuant to which the pollution control bonds were issued.

      Four series of pollution control bonds, totaling approximately $614 million in aggregate principal amount, are currently supported by letters of credit issued by various banks for our account. One series of pollution control bonds, totaling $200 million in aggregate principal amount, is supported by a bond insurance policy. The related loan agreements with the CPCFA provide that to the extent payments of principal, premium or interest on a series of pollution control bonds is made through a draw on the letter of credit or bond insurance policy supporting that series of pollution control bonds, we will be deemed to have satisfied our obligation to the CPCFA to make corresponding payments under the related loan agreement to the extent of the payment under the letter of credit or bond insurance policy.

      At the effective date of our plan of reorganization, we will replace the existing letters of credit with approximately $620 million of new letters of credit under new pollution control bond letter of credit facilities.

The term, funding procedures, non-funding termination date, covenants and events of default under the pollution control bond letter of credit facilities are substantially identical to those of the working capital facility.

      Under reimbursement agreements we have entered into with the new letter of credit banks and the existing agreement with the bond insurer, which will be amended and restated on the effective date of our plan of reorganization, we are obligated to reimburse the letter of credit banks and the bond insurer for draws made on the letters of credit and payments made under the bond insurance policy, including interest on unreimbursed amounts. As with the working capital facility, until the release date, our obligations under each of the pollution control bond letter of credit facilities and our reimbursement agreement with the bond insurer will be secured by senior bonds issued by us under the indenture in an aggregate principal amount equal to the total amount of the pollution control bond letter of credit facilities or the bond insurance. These senior bonds will rank pari passu with the mortgage bonds.

      The four series of pollution control bonds with approximately $614 million in aggregate principal amount have variable interest rates and mature in 2026. For 2003, the variable interest rates ranged from 0.75% to 1.31%. These series are subject to redemption under certain circumstances. The letters of credit supporting these series are discussed above. The remaining series, with a $200 million aggregate principal amount, bears a 5.35% interest rate and matures in 2016. This series is supported by bond insurance.

      In connection with our plan of reorganization, we also expect to either repurchase or redeem approximately $345 million in aggregate principal amount of currently outstanding pollution control bonds. During the course of our bankruptcy proceedings, approximately $454 million in aggregate principal amount of pollution control bonds, which had been issued for our benefit, were redeemed through draws made on letters of credit, giving rise to an obligation to reimburse the issuers of these letters of credit for the amounts drawn. In connection with our plan of reorganization, we expect to either satisfy this reimbursement obligation, or to cause certain financial institutions to purchase this reimbursement obligation for a purchase price equal to the amount of such reimbursement obligation. If we elect to arrange for financial institutions to purchase this reimbursement obligation, we expect to enter into agreements with these financial institutions to allow us to repay this reimbursement obligation over time though the issuance of new refunding pollution control bonds or otherwise. To fund these obligations or purchases, we have entered into a 15-month $345 million term loan facility and a 15-month $454 million reimbursement facility. Each of these facilities may, at our request, and in the sole discretion of the lenders under the applicable credit facility be extended for additional periods. The funding procedures, non-funding termination date, covenants and event of default under these facilities are substantially identical to those of the working capital facility and pollution control bond letter of credit facilities. Each of these facilities also will be secured by senior bonds issued by us under the indenture in an aggregate principal amount equal to the amount of each facility. These senior bonds will rank pari passu with the mortgage bonds.

Rate Reduction Bonds

      In December 1997, PG&E Funding LLC issued $2.9 billion of rate reduction bonds to the California Infrastructure and Economic Development Bank Special Purpose Trust. The terms of the bonds generally mirror the terms of pass-through certificates issued by the trust. The proceeds of the rate reduction bonds were used by PG&E Funding LLC to purchase from us the right known as “transition property,” to be paid a specified amount from a non-bypassable charge levied on our residential and small commercial customers. The bonds are secured only by the transition property, and there is no recourse to us.

      At December 31, 2003, approximately $1.16 billion of rate reduction bonds were outstanding bearing interest at rates of 6.42% to 6.48%. Each year, $290 million in principal is paid. The bonds’ final maturity is 2007. While PG&E Funding LLC is our wholly owned subsidiary, it is legally separate from us. Its assets are not available to our creditors, and the transition property is not legally our asset.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The following summary describes certain material United States federal income tax consequences of the purchase, ownership and disposition of the mortgage bonds as of the date of this prospectus supplement. Except where noted, this summary deals only with the mortgage bonds acquired in the offering at the initial offering price and held as capital assets within the meaning of Section 1221 of the Code and does not deal with specific situations, such as those of dealers in securities or currencies, financial institutions, tax-exempt organizations, life insurance companies, real estate investment companies, regulated investment companies, persons holding the mortgage bonds as part of a hedging or conversion transaction or a straddle, persons deemed to sell mortgage bonds under the constructive sale provisions of the Code or persons whose functional currency is not the United States dollar or who have any other special tax status with respect to the United States. Furthermore, the discussion below is based upon the existing provisions of the Code, existing and proposed United States Treasury regulations, and current Internal Revenue Service, or IRS, rulings and judicial decisions implementing or construing the Code, all of which are subject to change, possibly on a retroactive basis, which could result in United States federal income tax consequences different from those discussed below.

      Prospective purchasers of the mortgage bonds, including persons who purchase the mortgage bonds in the secondary market, are advised to consult with their tax advisors as to the United States federal income tax consequences of the purchase, ownership and disposition of the mortgage bonds in light of their particular circumstances, as well as the effect of any state, local or other tax laws.

United States Holders

      As used in this prospectus supplement, “United States holder” means a beneficial owner of a mortgage bond that is:

•	a citizen or resident of the United States for United States federal income tax purposes;

•	a corporation (or any entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state or the District of Columbia;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•	a trust if it:

•	is subject to the primary jurisdiction of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust; or

•	was a United States person prior to August 19, 1996 and has a valid election in effect under applicable United States Treasury regulations to continue to be treated as a United States person.

      If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a holder of a mortgage bond, the United States federal income tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Partners should consult their own tax advisors as to the particular federal income tax consequences applicable to them.

      A “non-United States holder” is any beneficial owner of a mortgage bond (other than a partnership) that is not a United States holder.

Tax Consequences to United States Holders

      We do not believe that the mortgage bond will be issued with more than a de minimis amount of original issue discount, if any. Interest on a mortgage bond will therefore generally be taxable to a United States holder as ordinary income as it accrues or is received in accordance with the United States holder’s method of accounting for United States federal income tax purposes.

      Upon the sale, exchange, redemption, retirement or other disposition of a mortgage bond, a United States holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, redemption, retirement or other disposition (not including amounts attributable to accrued interest not previously included in income, which will be taxable as ordinary interest income) and the United States holder’s adjusted tax basis in the mortgage bond. A United States holder’s adjusted tax basis in a mortgage bond will, in general, be the United States holder’s cost, less any principal payments the holder received. The gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if at the time of sale, exchange or retirement the mortgage bond has been held for more than one year. Individuals are eligible for reduced rates of taxation on long-term capital gains. The deductibility of capital losses is subject to limitations.

Tax Consequences to Non-United States Holders

      Under present United States federal income tax law, subject to the discussion of backup withholding and information reporting below:

•	a non-United States holder will not be subject to United States federal income, branch profits or withholding tax on payments of interest on a mortgage bond provided that:

•	the non-United States holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the non-United States holder is not a bank receiving interest from us on an extension of credit pursuant to a loan agreement entered into in the ordinary course of its trade or business;

•	the non-United States holder is not a controlled foreign corporation that is related to us (directly or indirectly) through stock ownership;

•	the interest payments are not effectively connected with the conduct of a United States trade or business; and

•	certain certification requirements are met; and

•	a non-United States holder will not be subject to United States federal income or branch profits tax on gain realized on the sale, exchange, redemption, or retirement or other disposition of a mortgage bond, unless:

•	the gain is effectively connected with the conduct of a United States trade or business or, if a treaty applies (and the holder complies with applicable certification and other requirements to claim treaty benefits), is generally attributable to a United States permanent establishment maintained by the holder;

•	the holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

•	the holder is subject to tax pursuant to the provisions of the United States federal income tax law applicable to certain expatriates.

      The certification requirements described above will be satisfied if the beneficial owner of the mortgage bond certifies on IRS Form W-8BEN or a substantially similar substitute form, under penalties of perjury, that it is not a United States person and provides its name and address, and the beneficial owner files the form with the withholding agent or, in the case of a mortgage bond held through a foreign partnership or intermediary, the beneficial owner and the foreign partnership or intermediary satisfy certification requirements of applicable United States Treasury regulations.

      If a non-United States holder does not qualify for the exemption of interest income on a mortgage bond described above, payments of premium, if any, and interest made to such non-United States holder will be subject to a 30% withholding tax unless the beneficial owner of the mortgage bond provides a properly executed (i) IRS Form W-8BEN claiming an exemption from or reduction in withholding under the provisions of an applicable income tax treaty or (ii) IRS Form W-8ECI stating that interest paid on the mortgage bond is not subject to withholding tax because it is effectively connected with the beneficial owner’s conduct of a trade or business in the United States. Alternative documentation may be applicable in certain situations.

      If premium or interest on a mortgage bond is effectively connected with the conduct of a United States trade or business, the non-United States holder generally will be subject to United States federal income tax on such premium or interest on a net income basis in the same manner as if it were a United States holder (and, if such holder is a corporation, it also may be subject to a 30% branch profits tax). If premium or interest on a mortgage bond is subject to United States federal income tax on a net income basis in accordance with these rules, such payments will not be subject to the United States withholding tax discussed above if the non-United States holder satisfies the certification requirements described above.

      A mortgage bond held by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax with respect to a mortgage bond as a result of the individual’s death, provided that:

•	the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote; and

•	the interest accrued on the mortgage bond was not effectively connected with the conduct of a United States trade or business.

      Special rules may apply to certain non-United States holders, such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” foreign tax-exempt organizations, foreign private foundations and certain expatriates, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Redemption of First Mortgage Bonds

      The mortgage bonds will be redeemed in the event that our plan of reorganization does not become effective within a certain period of time. See “Use of Proceeds.” We do not believe that this feature will cause the mortgage bonds to be subject to special rules applicable to contingent payment debt obligations. However, in the event that those special rules were applicable, holders of mortgage bonds would generally be required to accrue interest on a current basis and to treat any gain recognized on a disposition of the mortgage bonds as ordinary income.

Discharge of the First Mortgage Bonds

      Under certain circumstances, we may discharge the mortgage bonds of a particular series. See “Description of the First Mortgage Bonds — Discharge” and “ — Discharge of Lien; Release Date.” Discharge may be treated as a taxable disposition by the holders of those mortgage bonds. Prospective investors in the mortgage bonds should consult their own tax advisors as to the particular federal income tax consequences applicable to them in the event of such discharge.

Backup Withholding and Information Reporting

      In general, payments of interest and the proceeds of the sale, exchange, redemption, retirement or other disposition of a mortgage bond payable by a United States paying agent or other United States intermediary will be subject to information reporting. In addition, backup withholding at the then applicable rate (currently 28%) will generally apply to these payments if:

•	in the case of a United States holder, the holder fails to provide an accurate taxpayer identification number, fails to certify that the holder is not subject to backup withholding or fails to report all interest and dividends required to be shown on its United States federal income tax returns; or

•	in the case of a non-United States holder, the holder fails to provide the certification on IRS Form W-8BEN described above or otherwise does not provide evidence of exempt status.

      Certain United States holders (including, among others, corporations) and non-United States holders that comply with certain certification requirements are not subject to backup withholding. Any amount paid as backup withholding will be creditable against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Furthermore, certain penalties may be imposed on a holder of a mortgage bond who fails to provide the IRS with information in the proper form. Holders of the mortgage bonds should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

RATINGS

      The mortgage bonds are expected to be rated Baa2 by Moody’s and BBB by S&P. Definitive debt ratings will not be assigned until the closing of this offering. These ratings reflect only the views of these organizations. An explanation of the significance of each such rating may be obtained from Moody’s Investors Service, 99 Church Street, New York, New York 10007 and Standard & Poor’s Ratings Services, 55 Water Street, New York, New York 10004. There is no assurance that these ratings will actually be assigned, that they will continue for any given period of time or that they will not be revised downward or withdrawn entirely by the rating agencies or either of them if, in their judgment, circumstances so warrant. A failure to obtain, downward change in or withdrawal of these ratings by either of the rating agencies may have an adverse effect on the market price of the mortgage bonds. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating.

UNDERWRITING

      Each of the underwriters named below has severally agreed to purchase from us the principal amount of the mortgage bonds set forth opposite its name.

	Principal	Principal	Principal	Principal	Principal
	Amount of	Amount of	Amount of	Amount of	Amount of
	3.60% First	4.20% First	4.80% First	6.05% First	Floating Rate	Total Principal
	Mortgage	Mortgage	Mortgage	Mortgage	First Mortgage	Amount of
	Bonds due	Bonds due	Bonds due	Bonds due	Bonds due	First Mortgage
Underwriters	2009	2011	2014	2034	2006	Bonds

Lehman Brothers Inc.	$234,825,000	$195,687,000	$391,374,000	$1,174,123,000	$626,199,000	$2,622,208,000
UBS Securities LLC	234,825,000	195,687,000	391,374,000	1,174,123,000	626,199,000	2,622,208,000
Citigroup Global Markets Inc.	30,000,000	25,000,000	50,000,000	150,000,000	80,000,000	335,000,000
Banc One Capital Markets, Inc.	18,000,000	15,000,000	30,000,000	90,000,000	48,000,000	201,000,000
Credit Suisse First Boston LLC	18,000,000	15,000,000	30,000,000	90,000,000	48,000,000	201,000,000
ABN AMRO Incorporated	12,000,000	10,000,000	20,000,000	60,000,000	32,000,000	134,000,000
Barclays Capital Inc.	12,000,000	10,000,000	20,000,000	60,000,000	32,000,000	134,000,000
BNP Paribas Securities Corp.	12,000,000	10,000,000	20,000,000	60,000,000	32,000,000	134,000,000
Deutsche Bank Securities Inc.	12,000,000	10,000,000	20,000,000	60,000,000	32,000,000	134,000,000
BNY Capital Markets, Inc.	3,000,000	2,500,000	5,000,000	15,000,000	8,000,000	33,500,000
Blaylock & Partners, L.P.	6,675,000	5,563,000	11,126,000	33,377,000	17,801,000	74,542,000
Siebert Brandford Shank & Co., LLC	6,675,000	5,563,000	11,126,000	33,377,000	17,801,000	74,542,000

Total	$600,000,000	$500,000,000	$1,000,000,000	$3,000,000,000	$1,600,000,000	$6,700,000,000

      The underwriters will purchase the mortgage bonds pursuant to an underwriting agreement with us. The underwriters will pay us the public offering price and we will pay them the underwriting commissions specified on the cover page to this prospectus supplement. We estimate the expenses for this offering, other than underwriting commissions, to be approximately $11.8 million. Certain conditions contained in the underwriting agreement must be satisfied before the underwriters are required to purchase the mortgage bonds. The underwriters will either purchase all of the mortgage bonds or none of them.

      The underwriters have advised us that they will offer the mortgage bonds directly to the public initially at the public offering prices specified on the cover page to this prospectus supplement and may also offer the mortgage bonds to certain dealers at the public offering prices less a selling concession not to exceed 0.325% of the principal amount of the 3.60% first mortgage bonds due 2009, 0.350% of the principal amount of the 4.20% first mortgage bonds due 2011, 0.400% of the principal amount of the 4.80% first mortgage bonds due 2014, 0.500% of the principal amount of the 6.05% first mortgage bonds due 2034 and 0.150% of the principal amount of the floating rate first mortgage bonds due 2006. The underwriters may allow and these dealers may reallow a concession not to exceed 0.200% of the principal amount of the 3.60% first mortgage bonds due 2009, 0.200% of the principal amount of the 4.20% first mortgage bonds due 2011, 0.250% of the principal amount of the 4.80% first mortgage bonds due 2014, 0.300% of the principal amount of the 6.05% first mortgage bonds due 2034 and 0.100% of the principal amount of the floating rate first mortgage bonds due 2006. After the initial offering of the mortgage bonds, the underwriters may change the public offering prices, the concession to selected dealers and the reallowance to other dealers.

      The underwriters will offer the mortgage bonds subject to prior sale, withdrawal, cancellation or modification of the offer of the mortgage bonds without notice, and to their receipt and acceptance of the mortgage bonds. The underwriters may reject any order to purchase the mortgage bonds.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in respect thereof.

      There is currently no public market for the mortgage bonds, and we currently have no intention to list the mortgage bonds on any securities exchange or automated quotation system. The underwriters have advised us that they currently intend to make a market in the mortgage bonds as permitted by applicable laws and regulations. The underwriters are not obligated to make a market in the mortgage bonds, however, and they may discontinue such market making at any time in their sole discretion. Accordingly, there may not be adequate liquidity or adequate trading markets for the mortgage bonds.

      In connection with this offering, Lehman Brothers Inc. and UBS Securities LLC, on behalf of the other underwriters, may purchase and sell the mortgage bonds in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater total principal amount of the mortgage bonds than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the mortgage bonds while this offering is in progress.

      Lehman Brothers Inc. and UBS Securities LLC, on behalf of the other underwriters, also may impose a penalty bid. This may occur when a particular underwriter repays to the underwriters a portion of the underwriting commission because the underwriters have repurchased the mortgage bonds sold by or for the account of that underwriter in stabilizing or short covering transactions.

      These activities by Lehman Brothers Inc. and UBS Securities LLC, on behalf of the other underwriters, may stabilize, maintain or otherwise affect the market price of the mortgage bonds. As a result, the price of the mortgage bonds may be higher than the price that otherwise might exist in the open market. The underwriters make no representation or prediction about any effect that these activities may have on the price of the mortgage bonds. If these activities are commenced, they may be discontinued by Lehman Brothers Inc. and UBS Securities LLC, on behalf of the other underwriters, at any time. These transactions may be effected in the over-the-counter market or otherwise.

      Lehman Brothers Inc. and UBS Securities LLC will make securities available for distribution on the internet through a proprietary web site and/or a third-party system operated by MarketAxess Corporation, an internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between Lehman Brothers Inc. and UBS Securities LLC and their customers and is not a party to this offering. MarketAxess Corporation, a registered broker-dealer, will receive compensation from Lehman Brothers Inc. and UBS Securities LLC based on transactions conducted through the system. Lehman Brothers Inc. and UBS Securities LLC will make securities available to customers through internet distributions, whether made through a proprietary or third party system, on the same terms as distributions made through other channels.

      In the ordinary course of their business, the underwriters and their respective affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

      The validity of the mortgage bonds has been passed upon for us by Orrick, Herrington & Sutcliffe LLP, San Francisco, California. Certain legal matters will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP has in the past performed, and continues to perform, legal services in connection with federal regulatory matters for us and our affiliates.

$6,700,000,000

$600,000,000 of 3.60% First Mortgage Bonds due 2009

$500,000,000 of 4.20% First Mortgage Bonds due 2011
$1,000,000,000 of 4.80% First Mortgage Bonds due 2014
$3,000,000,000 of 6.05% First Mortgage Bonds due 2034
$1,600,000,000 of Floating Rate First Mortgage Bonds due 2006

PROSPECTUS SUPPLEMENT
March 18, 2004

LEHMAN BROTHERS	UBS INVESTMENT BANK
CITIGROUP

BANC ONE CAPITAL MARKETS, INC.	CREDIT SUISSE FIRST BOSTON

ABN AMRO INCORPORATED	BARCLAYS CAPITAL	BNP PARIBAS	DEUTSCHE BANK SECURITIES

BNY CAPITAL MARKETS, INC.	BLAYLOCK & PARTNERS, L.P.	SIEBERT BRANDFORD SHANK & CO., LLC